ANNUAL INFORMATION FORM

OF

RUBICON MINERALS CORPORATION

Suite 1540 - 800 West Pender Street

Vancouver, BC

V6C 2V6

March 31, 2010

(for the year ended December 31, 2009)

TABLE OF CONTENTS
CORPORATE STRUCTURE	1
NAME, ADDRESS AND INCORPORATION	1
INTER-CORPORATE RELATIONSHIPS	1
FORWARD-LOOKING STATEMENTS	2
CAUTION REGARDING ADJACENT OR SIMILAR MINERAL PROPERTIES	2
CAUTION REGARDING REFERENCE TO RESOURCES AND RESERVES	3
CAUTION REGARDING HISTORICAL RESULTS	3
DOCUMENTS INCORPORATED BY REFERENCE	3
DATE OF INFORMATION	4
CURRENCY	4
GLOSSARY OF TERMS	5
GENERAL	7
GEOLOGICAL TERMS	7
RESOURCES/RESERVES	7
GENERAL DEVELOPMENT OF BUSINESS	8
THREE YEAR HISTORY	8
2007	8
2008	9
2009	9
SUBSEQUENT EVENTS - EARLY 2010	10
SIGNIFICANT ACQUISITIONS	10
GENERAL DESCRIPTION OF THE BUSINESS	10
SPECIALIZED SKILL AND KNOWLEDGE	10
COMPETITIVE CONDITIONS	10
BUSINESS CYCLES	10
CHANGES TO CONTRACTS	10
ENVIRONMENTAL PROTECTION	10
EMPLOYEES	11
FOREIGN OPERATIONS	11
BANKRUPTCY, RECEIVERSHIP OR SIMILAR PROCEEDINGS	11
MATERIAL REORGANIZATION	11
SOCIAL OR ENVIRONMENTAL POLICIES	11
RISK FACTORS	12
RESOURCE EXPLORATION AND DEVELOPMENT IS GENERALLY A SPECULATIVE BUSINESS	12
NO KNOWN RESERVES	13
TITLE RISKS	13
ABORIGINAL TITLE AND RIGHTS CLAIMS	13
UNCERTAINTY OF ACQUIRING NECESSARY PERMITS AND LICENSES	13
GOVERNMENTAL REGULATION	14
MARKET PRICE OF COMPANY’S SHARES AND FINANCING	14
COMPETITION	14
OPERATING HAZARDS AND RISKS	14
ENVIRONMENTAL QUALITY REQUIREMENTS	14
GENERAL DEVELOPMENTS	15
MANAGEMENT	15
CONFLICT OF INTEREST	15
LIMITED OPERATING HISTORY: LOSSES	16
PRICE FLUCTUATIONS: SHARE PRICE VOLATILITY	16
SHARES RESERVED FOR FUTURE ISSUANCE: DILUTION	16
RISK ASSOCIATED WITH THE ISSUANCE OF FLOW-THROUGH SHARES	16
OCCUPIER LIABILITY AND ENVIRONMENTAL HAZARD RISKS	16
FUTURE LITIGATION MAY IMPACT THE COMPANY	17
MATERIAL MINERAL PROJECTS	17
OVERVIEW OF THE RED LAKE GREENSTONE BELT	17
PHOENIX GOLD PROPERTY	18
PERMITTING SUMMARY	21
EXPLORATION EXPENDITURES	21
2009 EXPLORATION	21
PERMITTING AND LICENSES	22
QUALIFIED PERSON	22
NON MATERIAL PROJECTS	22
OTHER RED LAKE PROJECTS (2007 – 2009)	22
ADAMS LAKE PROPERTY	22
EAST BAY PROPERTY	22
DMC PROPERTY	22
HUMLIN PROPERTY	23
SLATE BAY PROPERTY	23
WOLF BAY PROPERTY	23
ADVANCE PROPERTY	23
PARTNERED PROJECTS	23
MCCUAIG JV PROPERTY	23
RED LAKE NORTH PROPERTY	23
SIDACE AREA CLAIMS	24
WESTEND PROPERTY	24
ENGLISH ROYALTY DIVISION	24
US PROJECTS	24
ALASKA	24
RIMFIRE OPTION	24
NEVADA	25
DIVIDEND RECORD AND POLICY	25
OTHER SHARE ISSUANCES	25
DESCRIPTION OF CAPITAL STRUCTURE	25
GENERAL DESCRIPTION OF CAPITAL STRUCTURE	25
CONSTRAINTS	26
RATINGS	26
MARKET FOR SECURITIES	26
TRADING PRICE AND VOLUME	26
ESCROWED SECURITIES	26
DIRECTORS AND OFFICERS	27
NAME, OCCUPATION AND SECURITY HOLDING	27
CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS	29
ORDERS	29
BANKRUPTCIES	29
PENALTIES AND SANCTIONS	30
CONFLICTS OF INTEREST	30
PROMOTERS	30
AUDIT COMMITTEE	30
AUDIT COMMITTEE CHARTER	30
COMPOSITION OF THE AUDIT COMMITTEE	34
RELEVANT EDUCATION AND EXPERIENCE	34
RELIANCE ON CERTAIN EXEMPTIONS	34
RELIANCE ON THE EXEMPTION IN SUBSECTION 3.3(2) OR SECTION 3.6	35
RELIANCE ON SECTION 3.8	35
AUDIT COMMITTEE OVERSIGHT	35
PRE-APPROVAL POLICIES AND PROCEDURES	35
EXTERNAL AUDITOR SERVICE FEES (BY CATEGORY)	35
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	36
LEGAL PROCEEDINGS	36
REGULATORY ACTIONS	36
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	36
TRANSFER AGENTS AND REGISTRARS	36
MATERIAL CONTRACTS	36
NAMES AND INTERESTS OF EXPERTS	37
ADDITIONAL INFORMATION	37

CORPORATE STRUCTURE

Name, Address and Incorporation

Rubicon Minerals Corporation (“Rubicon” or the “Company”) was incorporated on March 4, 1996 under the Company Act (British Columbia). The Company was transitioned on June 23, 2005 under the Business Corporations Act (British Columbia) (the “BCBCA”).  The shareholders of the Company also passed special resolutions to remove the pre-existing company provisions, to alter the Company’s authorized share structure to an unlimited number of common shares and to adopt new Articles on June 23, 2005.  The Company has a fiscal year end of December 31.

The Company’s head office is located at Suite 1540 - 800 West Pender Street, Vancouver, British Columbia V6C 2V6 and its registered office is located at 2800 Park Place, 666 Burrard Street, Vancouver, British Columbia V6C 2Z7.

Inter-Corporate Relationships

Rubicon wholly owns, directly or indirectly, seven subsidiaries.

691403 BC Ltd. was incorporated under the BCBCA on March 31, 2004 and holds the Rubicon’s interest in certain surface patents on the Phoenix Gold Property (as defined in the Glossary of Terms, below) in Red Lake, Ontario.  This is the only material subsidiary of Rubicon.

1304850 Ontario Inc., was incorporated under the Business Corporations Act (Ontario) (the “OBCA”) on September 14, 1998 and holds certain mineral properties that were acquired pursuant to the English Royalty Division agreement entered into in March, 2003 (see the section titled “Non-Material Project – English Royalty Division”).  7070918 Canada Ltd. was incorporated under the Canada Business Corporations Act on October 31, 2008, for the purposes of holding certain mineral titles, but is now inactive and holds no assets.  Rubicon Minerals Nevada Inc. was incorporated under the BCBCA on May 1, 2007 and holds a 100% interest in Rubicon Nevada Corp., which was incorporated under the laws of the State of Nevada, on May 14, 2007 and holds all of the Company’s Nevada properties.  Rubicon Alaska Holdings Inc. was incorporated under the OBCA on January 12, 2006 and holds beneficial title to all of the Company’s Alaskan properties and Rubicon Alaska Corp., which was incorporated under the laws of the State of Alaska on December 19, 2006, holds legal title to all of the Company’s Alaskan properties.  The Company does not have any assets or mineral properties that are in production or that contain a mineral resource or a mineral reserve.

The following chart illustrates the Company’s structure, including subsidiaries as described above (collectively the “Subsidiaries”).  All subsidiaries are 100% owned by the Company or its subsidiaries:

FORWARD-LOOKING STATEMENTS

This Annual Information Form (“AIF”) and the documents incorporated by reference herein contain statements that constitute “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934 and “forward-looking information” within the meaning of applicable Canadian provincial securities legislation collectively referred to herein as “forward-looking statements”.

Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and represent management’s best judgement based on facts and assumptions that management considers reasonable, including that the demand for gold and base metal deposits develops as anticipated, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, and that there are no material unanticipated variations in the cost of energies or supplies.

Forward-looking statements include, but are not limited to statements regarding the use of proceeds, costs and timing of the development of new deposits, statements with respect to success of exploration and development activities, permitting time lines, currency fluctuations, environmental risks, unanticipated reclamation expenses, and title disputes or claims.

Forward-looking statements often, but not always are identified by the use of words such as “plans”, “seeks”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “targets”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “should”, “could”, “would”, “might”, “will”, or “will be taken”, “occur” or “be achieved”.

Forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  These statements are based on a number of assumptions and factors, including assumptions regarding general market conditions; future prices of gold and other metals; possible variations in ore resources, grade or recovery rates; actual results of current exploration activities; actual results of current reclamation activities; conclusions of future economic evaluations; changes in project parameters as plans continue to be refined; failure of plant, equipment, or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; risks related to joint venture operations; timing and receipt of regulatory approvals of operations; the ability of the Company and other relevant parties to satisfy regulatory requirements; the availability of financing for proposed transactions and programs on reasonable terms; the ability of third-party service providers to deliver services on reasonable terms and in a timely manner; and delays in the completion of development or construction activities. Other factors that could cause the actual results to differ include market prices, results of exploration, availability of capital and financing on acceptable terms, inability to obtain required regulatory approvals, unanticipated difficulties or costs in any rehabilitation which may be necessary, market conditions and general business, economic, competitive, political and social conditions.  Additional factors are discussed in the section titled “Risk Factors” below. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements, there may be other factors which cause actual results to differ.  Significant additional drilling is required by the Company at its Phoenix Gold Property to fully understand the system size before a meaningful resource can be calculated and completed.  Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements contained herein are made as of the date of this AIF and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by applicable securities laws.

CAUTION REGARDING ADJACENT OR SIMILAR MINERAL PROPERTIES

This AIF contains information with respect to adjacent or similar mineral properties in respect of which the Company has no interest or rights to explore or mine. The Company advises US investors that the mining guidelines of the US Securities and Exchange Commission (the “SEC”) set forth in the SEC’s Industry Guide 7 strictly prohibit information of this type in documents filed with the SEC. The Company is exempt from the requirements of Industry Guide 7 pursuant to the Canada-U.S. Multi-Jurisdictional Disclosure System. Readers are cautioned that the Company has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Company’s properties.

CAUTION REGARDING REFERENCE TO RESOURCES AND RESERVES

National Instrument 43-101 Standards of Disclosure of Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  The disclosure in this AIF, including the documents incorporated herein by reference, uses terms that comply with reporting standards in Canada.  In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource”, “inferred mineral resource” “probable mineral reserve” and “proven mineral reserve” are defined in and required to be used by the Company by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into mineral reserves.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility studies, pre-feasibility studies or other economic studies, except in rare cases.  It cannot be assumed that all or any part of the measured mineral resources, indicated mineral resources, or inferred mineral resources will ever be upgraded to a higher category.

Accordingly, information contained in this AIF and the documents incorporated by reference herein containing descriptions of the Company’s mineral deposits may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

CAUTION REGARDING HISTORICAL RESULTS

Historical results of operations and trends that may be inferred from the discussion and analysis in this AIF may not necessarily indicate future results from operations.  In particular, the current state of the global securities markets may cause significant reductions in the price of the Company’s securities and render it difficult or impossible for the Company to raise the funds necessary to continue operations. See “Risk Factors – Price Fluctuations: Share Price Volatility”.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents are specifically incorporated by reference into and form an integral part of the AIF and may also be obtained online on the SEDAR website at www.sedar.com:

(a)	News Release dated and filed January 21, 2010 with respect to the entering into of an Exploration Accommodation Agreement between Rubicon and Lac Seul First Nation of Ontario;

(b)	Annual audited financial statements of the Company for the year ended December 31, 2009, together with the auditor’s report thereon (the “Annual Financial Statements”);

(c)	Management’s discussion and analysis for the year ended December 31, 2009;

(d)	News Release dated December 16, 2009 announcing year end update of drill results on the Phoenix Project;

(e)	Material change report dated and filed on November 20, 2009 with respect to the closing of the bought deal equity financing previously announced on October 22, 2009

(f)	News Release dated November 19, 2009 announcing further update on drilling on the Phoenix Project;

(g)	News Release dated November 16, 2009 announcing plans for Phase II expansion on the Phoenix Project;

(h)	Short form prospectus filed on November 5, 2009;

(i)	News Release dated October 22, 2009 announcing drill results on the Phoenix Project;

(j)
Technical report titled, “Technical Report Update on the Exploration Activities (November 2008 to April 2009) of the Phoenix Gold Project (NTS 52N/04), Red Lake, Ontario for Rubicon Minerals Corporation”, dated October 8, 2009 (the “Technical Report”), filed on October 13, 2009;

(k)	News Release dated September 14, 2009 announcing update on drilling on the Phoenix Project;

(l)	News Release dated August 31, 2009 announcing update on drilling on the Phoenix Project;

(m)	News Release dated July 27, 2009 announcing update on drilling on the Phoenix Project;

(n)
Material change report dated and filed on July 22, 2009 with respect to the appointment of Bruce A. Thomas to the board of directors and in conjunction with this appointment, Kevin Sherkin’s resignation of his position as a director;

(o)	News Release dated June 8, 2009 announcing the commencement of underground drilling on the Phoenix Project;

(p)
Material change report dated and filed on May 29, 2009 with respect to the receipt of proceeds of $16,024,265, pursuant to the exercise of May 2007 warrants, priced at $1.50, which expired May 19, 2009 and an issuance of 10,682,843 new Common Shares pursuant to these exercises of warrants;

(q)	Management information circular dated May 5, 2009 prepared in connection with the annual meeting of Rubicon’s shareholders held on June 10, 2009, dated and filed on May 15, 2009;

(r)	News Release dated April 27, 2009 announcing drill results on the Phoenix Project;

(s)
Material change report dated and filed on April 9, 2009 with respect to the Rubicon board of directors’ approval of an expanded exploration program, to include a minimum of 80,000 metres (262,000 feet) of diamond drilling at Rubicon’s flagship Phoenix Gold Property;

(t)	News Release dated March 30, 2009 announcing expanded drill program, on the Phoenix Project;

(u)	News Release dated March 23, 2009 announcing drill results on the Phoenix Project;

(v)
Material change report dated and filed on March 13, 2009 with respect to the closing of Rubicon’s previously announced brokered bought deal private placement of 25,000,000 Common Shares at a price of $1.60 per Common Share;

(w)	Material change report dated and filed on March 11, 2009 with respect to an update of the permits received for the planned underground advanced exploration of the Phoenix Gold Property;

(x)	News Release dated March 2, 2009 announcing receipt of permits for underground advanced exploration program on the Phoenix Project;

(y)
Material change report dated and filed on February 23, 2009 with respect to the agreement entered into with GMP Securities L.P. and a syndicate of underwriters including Macquarie Capital Markets Canada Ltd., TD Securities Inc., Research Capital Corporation, BMO Capital Markets, Genuity Capital Markets, Thomas Weisel Partners Canada Inc. and Dundee Securities Corporation regarding an underwritten private placement, excluding the Engagement Agreement attached thereto;

(z)	News Release dated February 11, 2009 announcing drill results on the Phoenix Project;

(aa)	News Release dated February 2, 2009 announcing receipt of necessary permits required and commencement of dewatering on the Phoenix Project;

(bb)	News Release dated January 19, 2009 announcing drill results on the Phoenix Project; and

(cc)	Stock Option Plan approved by the Board of Directors on March 30, 2007, approved by the Shareholders on May 14, 2007 and amended June 18, 2008.

DATE OF INFORMATION

All information in this AIF is as of December 31, 2009, unless otherwise indicated.

CURRENCY

All dollar amounts are expressed in Canadian Dollars, unless otherwise indicated.

GLOSSARY OF TERMS

The following technical terms may be used in this AIF, and may appear capitalized or in lower case, without any difference in meaning.

“anomaly” – any departure from the norm which may indicate the presence of mineralization in the underlying bedrock.

“Archean” - geological ages older than 2.4 billion years.

“arsenopyrite” - a sulphide of arsenic and iron having the chemical formula FeAsS.
“assay” - An analysis to determine the presence, absence or quantity of one or more chemical components.

“Au” - gold.

“basalts” - A fine-grained igneous rock dominated by dark-colored minerals, consisting of plagioclase feldspars (over 50 percent) and ferromagnesian silicates.

“Banded Iron Formation” – Iron Formation that shows marked banding, generally of iron-rich minerals and chert or fine-grained quartz

“base metal” - A metal, such as copper, lead, nickel, zinc or cobalt.

“belt” - A specific elongate area defined by unique geologic characteristics.

“breccia” - Rock fragmented into angular components.

“carbonate” - A rock composed principally of calcium carbonate (CaC03).

“clastic” - Consisting of fragments of minerals, rocks, or organic structures that have been moved individually from their places of origin.

“copper” – A ductile, malleable base metal with a myriad of uses in construction (piping, wire) and electronics due to its high electrical and thermal conductivity and good resistance to corrosion.

“diamond drilling/drill hole” - A method of obtaining a cylindrical core of rock by drilling with a diamond impregnated bit.

“dip” - The angle at which a stratum is inclined from the horizontal.

“duplex structures” – A structural complex consisting of a roof thrust at the top and a floor thrust fault at the base, within whicha suite of more steeply dipping imbricated thrust faults thicken and shorten the intervening panel of rock. “F2 Gold Zone” - is composed of high grade gold mineralization and a lower grade sulphide-rich zone, which currently has a strike length of approximately 700 m (2,300 ft) and a depth extent of 1,101 m (3,612 ft) below surface and remains open along strike and at depth. The zone appears to at least partly correlate with a large Titan 24 chargeability anomaly. The anomaly extends laterally from the F2 Gold Zone for over 1,500 m (approximately 5,000 ft), and to depths up to 750 m (approximately 2,500 ft) – the current depth limit of the survey. As for the setting and style of this zone, it is similar in many respects to the high-grade zones present at the nearby Red Lake Gold Mine. The F2 Gold Zone is 420 m southeast of the existing shaft and is entirely independent from the previous gold resource of the McFinley Gold Deposit.

“fabric” - The spatial arrangement and orientation of the components (crystals, particles, cement) of a sedimentary rock. The complete spatial and geometrical configuration of all those components that make up a deformed rock. It covers such terms as texture, structure, and preferred orientation.

“fault” - A fracture in a rock along which there has been relative movement between the two sides either vertically or horizontally.

“feldspar” – a group of common rock-forming minerals that includes microcline, orthoclase, plagioclase and others.

“felsic” - light-coloured silicate minerals such as quartz, feldspar and feldspathoids.

“ferromagnesian silicate” - Silicate in which positive ions are dominated by iron, magnesium, or both.

“finite strain” – the overall change in shape of the body or shape of a volume of rock.

“fold” - Bend, flexure, or wrinkle in rock produced when rock was in a plastic state.

“footwall” – the rock on the underside of a vein or ore structure.

“formation” - A body of rock identified by lithological characteristics and stratigraphic position.

“geochemistry/geochemical” - Study of variation of chemical elements in rocks or soil.

“geology/geological” – Study of the Earth’s history and life, mainly as recorded in rocks.

“geophysical” - Study of the earth by quantitative physical methods, either by surveys conducted on the ground, in the air (by fixed wing aircraft or helicopter) or in a borehole or drillhole.

“gold” – A heavy, soft, ductile, malleable precious metal used in jewelry, dentistry, electronics and as an investment.

“igneous” – A classification of rocks formed from the solidification from a molten state.

“intercalated” - said of layered material that exists or is introduced between layers of a different character; esp. said of relatively thin strata of one kind of material that alternates with thicker strata of some other kind, such as beds of shale intercalated in a body of sandstone.

“intrusive” – a body of igneous rock formed by the consolidation of magma intruded into other rocks, in contrast to lavas, which are extruded upon the surface.

“komatiitic” - Magnesium-rich ultramafic volcanic rock of high temperature origin.

“mafic” - An igneous rock composed chiefly of dark iron and manganese silicate minerals.

“magma” - Naturally occurring silicate melt, which may contain suspended silicate crystals, dissolved gases, or both. These conditions may be met in general by a mixture containing as much as 65 percent crystals but no more than 11 percent dissolved gases.

“magnetic survey” - A geophysical survey conducted on the earth’s surface that measures variations in the earth's magnetic field caused by variations in rock type or geological structures.

“manganese” - A gray-white, hard, brittle metallic element. Symbol, Mn. Manganese does not occur uncombined in nature, but its minerals are widely distributed. Pyrolusite (MnO2) and rhodochrosite (MnCO3) are the most common minerals. The discovery of large quantities of manganese nodules on the ocean floor, containing about 24% manganese, holds promise as a source of manganese. Used to form many important alloys, esp. with steel, aluminum, and antimony; used in dry cells and glass, and in the preparation of oxygen, chlorine, and medicines.

“mapping” – The art and science of recording geological observations on a map.

“metamorphic” - Pertaining to the process of metamorphism or to its results.

“mineralization” - The concentration of metals and their chemical compounds within a body of rock.

“ore” - Rock containing mineral(s) or metals that can be economically extracted to produce a profit.

 “outcrop” - An exposure of bedrock at the surface.

 “plagioclase” - Any of a group of feldspars containing a mixture of sodium and calcium feldspars, distinguished by their extinction angles; crystal; triclinic.

“polyphase” - In deformation, having or undergoing two or more phases of deformation, such as a polyphase deformation.

“porphyry” - A rock consisting of larger crystals embedded in a more compact finer grained groundmass.

“prospecting” – The art and science of searching for mineral deposits.

“quartz” - A mineral composed of silicon dioxide.

“sediment” - Solid material that has settled down from a state of suspension in a liquid. More generally, solid fragmental material transported and deposited by wind, water or ice, chemically precipitated from solution, or secreted by organisms, and that forms in layers in loose unconsolidated form.

“sedimentary” - Pertaining to or containing sediment or formed by its deposition.

“sericite” - A white, fine-grained potassium mica occurring in small scales as an alteration product of various aluminosilicate minerals, having a silky luster, and found in various metamorphic rocks or in the wall rocks, fault gouge, and vein fillings of many ore deposits.

“shear zone” - An area of rock which has failed or sheared in response to applied stress.
“silicate” - A compound whose crystal structure contains SiO4 tetrahedra, either isolaed or joined through one or more of the oxygen atoms to form groups, chains, sheets, or three-dimensional structures with metallic elements. Silicates were once classified according to hypothetical oxyacids of silicon.

“silicification” - The introduction of, or replacement by, silica, generally resulting in the formation of fine-grained quartz, chalcedony, or opal, which may fill pores and replace existing minerals.

“soil sampling” - Systematic collection of soil samples at a series of different locations in order to study the distribution of soil geochemical values.
“strain” - Change in the shape or volume of a body as a result of stress; a change in relative configuration of the particles of a substance.
“stratigraphy” - Strictly, the description of bedded rock sequences; used loosely, the sequence of bedded rocks in a particular area.

“strike” - Direction or trend of a geologic structure.

“structure/structural” - Pertaining to geological structure, i.e., folds, faults, etc.

“sulphide” - A group of minerals in which one or more metals are found in combination with sulfur/rock that has been sulphidized.

“ultramafic” - igneous rocks consisting mainly of ferromagnesian minerals to the exclusion of quartz, feldspar and feldspathoids.

“tailings” - Material rejected from a mill after most of the recoverable valuable minerals have been extracted.
“tetrahedral” - Having the symmetry or shape of a tetrahedron.
“tetrahedron” - A four-sided solid. Used commonly in describing silicate minerals as shortened reference to silicon-oxygen tetrahedron.

“tholeiitic” - type of basaltic rock that is characterized by the presence of low-calcium pryroxenes in addition to clinopyroxene and calcic plagioclaise.

“triclinic” - In crystallography, periodicity requiring three crystal axes having no further constraint on the interaxial angles designated alpha, beta, and gamma.

“Uchi Subprovince” - The Uchi Subprovince is a Neoarchean volcanic sequence in Manitoba, Canada. It is the southern margin of the North Caribou terrane and comprises a number of greenstone belts, which contains volcanic rocks that record some 280 million years of volcanism.

“vein” - A thin sheet-like intrusion into a fissure or crack, commonly bearing quartz /a small vein or cluster of veins.

“volcanic” - Descriptive of rocks originating from volcanic activity.

General

“2009 Circular” means the Management Information Circular dated May 5, 2009 for the Company’s 2009 Annual Meeting held on June 10, 2009 and filed on May 15, 2009.

“AIF” means this Annual Information Form together with the documents incorporated by reference.

“Company” or “Rubicon” means Rubicon Minerals Corporation.

 “NI 43-101” means National Instrument 43-101 - Standards of Disclosure for Mineral Projects issued by the Canadian Securities Administrators.

“NI 51-102” means National Instrument 51-102, Continuous Disclosure Obligations, of the Canadian Securities Administrators.

“NI 52-110” means National Instrument 52-110, Audit Committees, of the Canadian Securities Administrators.

“NYSE Amex” means the NYSE American stock exchange.

“Phoenix Gold Property” describes the property located in Bateman Township in the Red Lake District of Northwestern Ontario, approximately six kilometres north of the operating Red Lake Gold Mine, as further described under the heading “Phoenix Gold Property” herein.

“Preliminary Feasibility Study” is a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established and an effective method of mineral processing has been determined, and includes a financial analysis based on reasonable assumptions of technical, engineering, legal, operating, economic, social, and environmental factors and the evaluation of other relevant factors which are sufficient for a Qualified Person, acting reasonably, to determine if all or part of the Mineral Resource may be classified as a Mineral Reserve.

“Qualified Person” – in relation to a 43-101 technical report - an individual who

1.	is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these;
2.	has experience relevant to the subject matter of the mineral project and the technical report; and
3.	is in good standing with a professional association and, in the case of a foreign association listed in Appendix A to NI 43-101, has the corresponding designation of Appendix A to NI 43-101.
“TSX” means the Toronto Stock Exchange.

“TSX-V” means the TSX Venture Exchange.

Geological Terms

Resources/Reserves

“Indicated Mineral Resource” An ‘Indicated Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

“Inferred Mineral Resource” an ‘Inferred Mineral Resource’ is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

“Measured Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

“Mineral Reserve” is the economically mineable material derived from a Measured and/or Indicated Mineral Resource. It is inclusive of diluting materials and allows for losses that may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, including consideration of and modification by, realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction is reasonably justified. Mineral Reserves are subdivided in order of increasing confidence into Probable Mineral Reserves and Proven Mineral Reserves.

“Mineral Resource” a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction.  The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

“Probable Mineral Reserve” is the economically mineable material derived from a Measured and, in some circumstances, an Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. It is estimated with a lower level of confidence than a Proved Mineral Reserve. It is inclusive of diluting materials and allows for losses that may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out and including consideration of and modification by, realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction is reasonably justified.

“Proven Mineral Reserve” is the economically mineable material derived from a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. It is estimated with a high level of confidence.  It is inclusive of diluting materials and allows for losses that may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, including consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction is reasonably justified.

GENERAL DEVELOPMENT OF BUSINESS

Three Year History

2007

On February 25, 2007, the Company entered into a letter agreement (“Alaska Letter Agreement”) with Evanachan Limited (“Evanachan”), McEwen Capital Corporation (“McEwen Capital”) and Lexam Explorations Inc. (“Lexam”) wherein Rubicon agreed to acquire a 513,000 acre land package in the area of the Pogo gold mine in Alaska (“Alaska Properties”) from Evanachan and McEwen Capital for approximately $22 million and acquire a 225,000 acre land position in northeast Nevada and Utah (the “Nevada Properties”) from Lexam and its indirectly wholly-owned subsidiary, Lexam Explorations U.S.A. Inc. (“Lexam USA”) for approximately $6 million, payable in shares of Rubicon.  Evanachan, Lexam and McEwen Capital are each controlled by Robert McEwen (“McEwen”).  McEwen, through the companies he controls, also agreed to acquire a major stake in Rubicon through the purchase by way of private placement of a minimum of $10 million in units of Rubicon (each, a “Unit”), and agreed to place on a best-efforts basis up to an additional $5 million, for a total of $15 million (the “Unit Offering”).  Each Unit consisted of one common share of Rubicon and one-half of one transferable warrant, with each whole warrant entitling the holder to purchase one common share of Rubicon for a price of $1.50 for two years from the date of issuance.

On May 14, 2007, the shareholders of the Company approved the transactions, including the Unit Offering, the acquisition of the Alaska Properties and the Nevada Properties, and the change of control to McEwen.  The Alaska Letter Agreement was replaced and superseded by a definitive purchase and sale of mineral interests and financing agreement dated May 18, 2007, among the Company, McEwen Capital, Evanachan, Evanachan (Alaska) Ltd. (“Evanachan Alaska”), Lexam, Lexam U.S.A. and McEwen (the “Purchase, Sale and Financing Agreement”).  On May 18, 2007, the transactions closed and Rubicon issued 21,428,571 common shares and 10,714,271 warrants pursuant to the Unit Offering.  Rubicon also issued 31,428,571 common shares to Evanachan for the Alaska Properties (acquired through the purchase of two companies owned by Evanachan, McEwen Capital and Evanachan Alaska, which owned the Alaska Properties) and 8,571,429 shares to Lexam USA for the Nevada Properties, all at a deemed value of $0.70 per share.  A copy of the Purchase, Sale and Financing Agreement is attached to the Company’s Material Change Report dated May 25, 2007, which is filed on www.sedar.com.  The acquisition by the Company of the Alaska Properties and the Nevada Properties and the Alaska/Nevada Offering are referred to in this AIF as the “McEwen Transaction”.

2008

In 2008, the Company discovered the F2 Gold Zone at its Phoenix Gold Property which has been the focus of exploration for the Company.  In November 2008, the Company raised an additional $10.2 million to further advance the exploration of F2 Gold Zone.

On November 18, 2008, the Company completed concurrent brokered and non-brokered private placements, raising gross aggregate proceeds of $10,200,930.  Pursuant to the brokered offering, the Company issued 4,500,000 flow-through common shares (the “FT Shares”) at a price of $1.35 per FT Share and 3,296,300 common shares (the “Offered Shares”) at a price of $1.10 per Offered Share, for gross proceeds of $9,700,930 (the “2008 Brokered Offering”).  GMP Securities L.P. acted as lead agent in connection with the 2008 Brokered Offering, along with a syndicate of agents that included Research Capital Corporation and TD Securities Inc.  The Company also issued 370,370 flow-through shares at a price of $1.35 per flow-through share to certain insiders and employees of the Company as well as other qualified investors, for gross proceeds of $500,000.

2009

Rubicon has continued the underground drilling at its Phoenix Gold Property.  Rehabilitation of existing underground levels has been completed and the hoist and shaft have been successfully re-commissioned.  Drilling has been carried out from the underground 122 metre (400 foot level) from three drill stations on its F2 Gold Zone project which is supplemented by drilling with two rig from surface. Shaft sinking to a depth of 305 metres (1,001 feet) has been commenced.  Further details can be found in the Company’s MD&A for the financial period ended September 30, 2009 filed on SEDAR.

Rubicon continued to drill from surface (land and barge based drills) at its Phoenix Gold Property throughout the year and initiated drilling from underground with two drill rigs in early July and a third in September.  The Company drilled a total of 71,639 metres, with 66,033 metres at the F2 Gold Zone  during 2009, which represents about 63% of the March 2009 to March 2010 drilling plans.  Positive results continued the trend established in 2008, confirming further expansion of the F2 Gold Zone.

On March 5, 2009, the Company closed a $40 million bought deal private placement financing for common shares.  As a result, the Company announced plans to expand and accelerate its 2009 exploration program to 80,000 metres with further emphasis on underground drilling and associated development work.  During May 2009, the Company received an additional $16.4 million from the exercise of warrants.  This was followed in July 2009 by the Company’s announcement of plans for up to an additional 20,000 metres of drilling property wide to test additional drill targets.  During the summer of 2009, the Company assessed its plans for the Phoenix project based on the successful results received to that time.  As confirmed in its October 8, 2009 43-101 technical report, it was determined that an expanded scope and budget was warranted.  On November 12, 2009, the Company closed a public offering for net proceeds of $82 million.  The use of proceeds included an additional 120,000 metres of drilling on the F2 Gold Zone during the period 2010 and 2011 and included underground excavation (drifting) to directly access parts of the gold system. The Company plans to take a bulk sample as part of the program subject to results from local delineation drilling.

Subsequent Events - early 2010

In January of 2010, Rubicon entered into an Exploration Accommodation Agreement with the Lac Seul First Nation covering certain of Rubicon’s Ontario exploration properties, including the Phoenix Gold Property, which are located on lands considered by the Lac Seul First Nation to be its traditional territory.  The terms of such agreement are described in Rubicon’s news release dated January 21, 2010, which news release is incorporated by reference into this AIF.

Significant Acquisitions

The Company has not made any significant acquisitions during the financial year ended December 31, 2009 that would require the Company to file a Form 51-102F4 Business Acquisition Report under Part 8 of NI 51-102.

GENERAL DESCRIPTION OF THE BUSINESS

The Company is a mineral exploration company engaged in the acquisition, exploration, and development of gold and base-metal exploration properties both through Company-funded and partner-funded exploration.  The Company is also involved in the investment in other mineral exploration and resource companies.  The financial success of the Company is dependent upon its ability to discover economically exploitable mineralization.

The Company is a reporting issuer in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island, Newfoundland, as well as with the SEC in the U.S.  The common shares of the Company trade on the TSX under the symbol “RMX” and in the United States on the NYSE Amex under the symbol “RBY”.

The Company controls over 65,000 acres of exploration ground in the Red Lake gold camp, in the province of Ontario and at present, the Company’s main focus is on exploration of its 100% owned Phoenix Gold Property.  See “Material Mineral Projects: Phoenix Gold Property”.  The Company has also acquired land packages in Alaska and Nevada, United States; however, at present, the Company is not dependent to any material extent on foreign operations.  The Company does not have any assets or mineral properties that are in production or that contain a mineral resource or mineral reserve.

Specialized Skill and Knowledge

All aspects of the Company’s business require specialized skills and knowledge.  Such skills and knowledge include the areas of geology, drilling, logistical planning and implementation of exploration programs, treasury and accounting.  While periods of increased activity in the resource mining industry can make it more difficult to locate competent employees and consultants in such fields, the Company has found it can locate and retain such employees and consultants and believes it will continue to be able to do so.

Competitive Conditions

The resource industry is intensely competitive in all of its phases, and the Company competes with many companies possessing greater financial and technical facilities than itself.  Competition could adversely affect the Company’s ability to acquire suitable producing properties or prospects for exploration in the future.  See “Risk Factors”.

Business Cycles

The mineral exploration business is subject to mineral price cycles.  The marketability of minerals and mineral concentrates is also affected by worldwide economic cycles.

Changes to Contracts

It is not expected that the Company’s business will be affected in the current financial year by the renegotiation or termination of contracts or sub-contracts.

Environmental Protection

The Company conducts exploration activities in the Canadian province of Ontario and the states of Alaska and Nevada in the United States.  Such activities are subject to various laws, rules and regulations governing the protection of the environment, including, in some cases, posting of reclamation bonds. In Canada, extensive environmental legislation has been enacted by federal and provincial governments. Such legislation imposes rigorous standards on the mining industry to reduce or eliminate the effects of wastes generated by extraction and processing operations and subsequently deposited on the ground or emitted into the air or water. All phases of the Company’s operations are subject to environmental regulation in the jurisdictions in which it operates. Environmental legislation is evolving in a manner which requires stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed properties and a heightened degree of responsibility for companies and their officers, directors and employees.  If environmental assessments are triggered, they can cause delay to the decision as to whether or not the relevant exploration property will be placed into production.  To the best of the Company’s knowledge, all of the Company’s activities are in compliance in all material respects with applicable environmental legislation.  There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations. The cost of compliance with changes in governmental regulations has the potential to preclude entirely the economic development of a property.

The financial and operational effects of environmental protection requirements on the Company’s capital expenditures, earnings and competitive position have not been significant in the year ended December 31, 2009, and are not expected to become significant until and unless the Company develops a mine on one of its exploration properties.

Employees

As of the date of this AIF, the Company has forty-two full-time employees.  The Company also relies on consultants to carry on many of its activities and, in particular, to supervise work programs on its mineral properties.

Foreign Operations

The Company is not dependent to any material extent on foreign operations.  Although it has exploration properties in Nevada and Alaska, the Company’s main focus is on exploration of its Phoenix Gold Property.

Bankruptcy, Receivership or Similar Proceedings

There has been no bankruptcy, receivership, or similar proceedings against the Company or any of its subsidiaries, or any voluntary bankruptcy, receivership or similar proceedings by the Company or any of its subsidiaries within the three most recently completed financial years and up to the date of this AIF, and none are proposed.

Material Reorganization

Other than as disclosed herein, there has been no material reorganization of the Company within the past three financial years or completed during the current financial year, except for the Arrangement and the McEwen Transaction.  See “General Business Development: Three Year History”.  No material reorganization has been proposed for the current financial year.

Social or Environmental Policies

The Company is and has been carrying out exploration in Canada, principally in Ontario.  Such activities are subject to various laws, rules and regulations governing the protection of the environment, including posting of reclamation bonds.  Management has adopted and is committed to a Health, Safety and Environmental (“HS&E”) Policy designed to ensure that it continues to comply with or exceeds all environmental regulations currently applicable to it.  To the best of the Company’s knowledge, all of the Company’s activities are in compliance in all material respects with applicable environmental legislation.  The HS&E Policy is provided below:

Rubicon Minerals Corporation is committed to eliminating injury and illness in the workplace, and to ensuring the well being of the environment and the communities in areas where the Company operates. To achieve these objectives the Company will:

•	Provide staff with the resources to identify, manage and minimize health and safety risks to employees, contractors and communities where the Company operates.

•	Assess existing and potential project related risks and avoid, manage or mitigate these risks during all project stages and emergency situations.

•	Meet or surpass legislative obligations and organizational conformance requirements.

•
Monitor performance, compare against recognized industry standards, seek continual improvement through the implementation of management systems and report on performance to stakeholders in a timely manner.

•	Oblige management, employees, contractors and suppliers to be aware of compliance obligations and promote a commitment to health, safety and environment at all levels.

•	Monitor, investigate and report on accidents and incidents in a manner that encourages continuous learning and improvement of health, safety and environmental performance.

•	Establish capacity to deal with emergency situations and update plans and procedures to reflect the experience gained from every test, incident, or accident.

•	Promote safe, healthy and environmentally conscientious behaviour as a Company core value and encourage this behaviour both in and away from the workplace.

In addition, Rubicon entered into an Exploration Accommodation Agreement with the Lac Seul First Nation covering certain of Rubicon’s Ontario exploration properties that are located on lands considered by the Lac Seul First Nation to be its traditional territory.  See “General Description of Business - Three Year History - Subsequent Events - early 2010”.

RISK FACTORS

An investment in the common shares of the Company is highly speculative and subject to a number of risks. A prospective investor should carefully consider the risk factors described below, together with all of the other information included or incorporated by reference in this AIF.  The risks described below are not the only ones which may affect the Company.  Additional risks that the Company currently does not foresee or believes to be immaterial may become important factors that affect the Company’s business. If any of the following risks occur, or if others occur, the Company’s business, operating results and financial condition could be materially adversely affected and investors may lose all of their investment.  Details of the risk factors identified under the headings, “Risk Factors” and “Forward-Looking Statements” in this AIF should be carefully reviewed and evaluated by prospective investors before purchasing the common shares of the Company.

The Company is subject to a number of risks due to the nature of its business and the present stage of development of business. The following factors should be considered:

Resource Exploration and Development is generally a Speculative Business

Resource exploration and development is a speculative business and involves a high degree of risk, including, among other things, unprofitable efforts resulting both from the failure to discover mineral deposits and from finding mineral deposits which, though present, are insufficient in size and grade at the then prevailing market conditions to return a profit from production.  The marketability of natural resources which may be acquired or discovered by the Company will be affected by numerous factors beyond the control of the Company. These factors include market fluctuations, the proximity and capacity of natural resource markets, government regulations, including regulations relating to prices, taxes, royalties, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

The Company has no mineral producing properties at this time. Only those mineral deposits that the Company can economically and legally extract or produce, based on a comprehensive evaluation of cost, grade, recovery and other factors, are considered “mineral resources” or “mineral reserves.” The Company has not defined or delineated any proven or probable mineral reserves or resources on any of its properties. Although the mineralized material and mineralized deposit estimates included herein have been carefully prepared by the Company, or, in some instances have been prepared, reviewed or verified by independent mining experts, these amounts are estimates only and no assurance can be given that any particular level of recovery of gold, silver or other minerals from mineralized material will in fact be realized or that an identified mineralized deposit will ever qualify as a commercially mineable (or viable) reserve. See “Forward-Looking Statements” in this AIF.

Development of any of the Company’s properties will only follow upon obtaining satisfactory exploration results.  Mineral exploration and development involve a high degree of risk and few properties which are explored are ultimately developed into producing mines. There is no assurance that the Company’s mineral exploration activities will result in the discovery of a body of commercial ore on any of its properties. Several years may pass between the discovery of a deposit and its exploitation. Most exploration projects do not result in the discovery of commercially mineable mineralized deposits.

No Known Reserves

The Company’s properties are in the exploration stage and are without a known body of commercial ore.  The Company does not have any mineral resources or mineral reserves on its properties.  The Company has reported a historic inferred resource on the Phoenix Gold Property.  The authors of the Technical Report have not audited these estimates nor made any attempt to classify them in accordance with NI 43-101.  These estimates should not be relied on.

Title Risks

The acquisition of title to resource properties is a very detailed and time-consuming process.  Title to, and the area of, the mineral interests held by the Company may be disputed. There is no guarantee that such title will not be challenged or impaired. There may be challenges to the title of the properties in which the Company may have an interest, which, if successful, could result in the loss or reduction of the Company’s interest in the properties.

Although title to its material property has been reviewed and an opinion of title obtained by or on behalf of the Company, no assurances can be given that there are no title defects affecting the properties. Title insurance generally is not available for mining claims and other types of mineral tenure in Canada and the Company’s ability to ensure that it has obtained secure title to individual mineral properties may be severely constrained.

Although a legal boundary survey exists on its Phoenix Gold Property, Rubicon has not conducted surveys of all of its mineral interests in which it holds direct or indirect interests; therefore, the precise area and location of such claims may be in doubt. Accordingly, the properties may be subject to prior unregistered liens, agreements, transfers or claims, and title may be affected by, among other things, undetected defects.  In addition, Rubicon may be unable to conduct work on the properties as permitted or to enforce its rights with respect to its properties.

Aboriginal Title and Rights Claims

Aboriginal title and rights may be claimed with respect to Crown properties or other types of tenure with respect to which mining rights have been conferred.  The Company is not aware of any treaty land entitlement claims or Aboriginal land claims having been formally asserted or any legal actions relating to Aboriginal issues having been instituted with respect to the Phoenix Gold Property.  There can be no assurance that treaty or Aboriginal rights will not be asserted in the future in respect of the Phoenix Gold Property, or any of the Company’s other properties. In addition, other parties may dispute the Company’s title to its properties and its properties may be subject to prior unregistered agreements or transfers or land claims by Aboriginal peoples, and title may be affected by undetected encumbrances or defects or government actions.

Uncertainty of Acquiring Necessary Permits and Licenses

The operations of the Company will require licenses and permits from various governmental authorities. There can be no assurance that the Company will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at its projects, on reasonable terms or at all. Delays or a failure to obtain such licenses and permits, or a failure to comply with the terms of any such licenses and permits that the Company does obtain, could have a material adverse effect on the Company.

Legislation and regulations implemented by the Ministry of Northern Development and Mines and the Ministry of Natural Resources directly affect the mining industry in the province of Ontario where the Company holds some of its mineral claims. The Company can carry out exploration work including drilling, trenching, heavy mineral studies, airborne geophysical surveys, extensive use of off road vehicles, establishment of a camp or other activities capable of causing ground disturbance, water quality impairments or disruption to wildlife or wildlife habitat, provided that it complies with applicable provincial and federal acts and regulations in so doing.

The Acts and Regulations which guide exploration activity in Ontario include the Mining Act, the Public Lands Act, the Forest Fires Prevention Act, Lakes and Rivers Improvement Act, Crown Forest Sustainability Act, Fish and Wildlife Conservation Act, Occupational Health and Safety Act, Health Protection and Promotion Act, Environmental Protection Act, and the regulations to the Gasoline Handling Act.

The Company cannot be certain that it will receive the necessary permits on acceptable terms to conduct further exploration and to develop its properties. The failure to obtain such permits, or delays in obtaining such permits, could increase the Company’s costs and delay its activities, and could adversely affect the operations of the Company.

Governmental Regulation

Exploration activities on the Company’s properties are affected to varying degrees by: (i) government regulations relating to such matters as environmental protection, health, safety and labour; (ii) mining law reform; (iii) restrictions on production, price controls, and tax increases; (iv) maintenance of claims; (v) tenure; and (vi) expropriation of property. There is no assurance that future changes in such regulation, if any, will not adversely affect the Company’s operations. Changes in such regulation could result in additional expenses and capital expenditures, availability of capital, competition, reserve uncertainty, potential conflicts of interest, title risks, dilution, and restrictions and delays in operations, the extent of which cannot be predicted.

The Company is at the exploration stage on all of its properties. Exploration on the Company’s properties requires responsible best exploration practices to comply with company policy, government regulations, maintenance of claims and tenure. The Company is required to be registered to do business and have a valid prospecting license (required to prospect or explore for minerals on Crown Mineral Land or to stake a claim) in any Canadian province or U.S. State in which it is carrying out work. Mineral exploration primarily falls under provincial jurisdiction.  However, the Company is also required to follow the regulations pertaining to the mineral exploration industry that fall under federal jurisdiction, such as the Fisheries Act (Canada).

If any of the Company’s projects are advanced to the development stage, those operations will also be subject to various laws and regulations concerning development, production, taxes, labour standards, environmental protection, mine safety and other matters.

Market Price of Company’s Shares and Financing

Since the Fall of 2008, worldwide securities markets, particularly those in the United States and Canada, have experienced a high level of price and volume volatility, and the market price of securities of many companies have not necessarily been related to the operating performance, underlying asset values or prospects of such companies.  As a consequence, despite the Company’s past success in securing significant equity financing, market forces may render it difficult or impossible for the Company to secure investors to purchase new shares issued at a price which will not lead to severe dilution to existing shareholders, or at all.  Therefore, there can be no assurance that significant fluctuations in the trading price of the Common Shares will not occur, or that such fluctuations will not materially adversely impact on the Company’s ability to raise equity funding without significant dilution to its existing shareholders.

Competition

The resource industry is intensively competitive in all of its phases, and the Company competes with many companies possessing greater financial resources and technical facilities than itself. Competition could adversely affect the Company’s ability to acquire suitable producing properties or prospects for exploration in the future.

Operating Hazards and Risks

Mineral exploration involves many risks. The operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to surface and underground exploration, any of which could result in work stoppages and damage to persons or property or the environment and possible legal liability for any and all damage. Fires, power outages, labour disruptions, flooding, unexpected ground conditions and the inability to obtain suitable or adequate machinery, equipment or labour are some of the risks involved in the conduct of exploration programs.

Environmental Quality Requirements

United States

Federal initiatives are often administered and enforced through state agencies operating under parallel state statutes and regulations. Although some mines continue to be approved in the United States, the process is increasingly cumbersome, time-consuming, and expensive, and the cost and uncertainty associated with the permitting process could have a material effect on exploring, and mining our properties. Compliance with statutory environmental quality requirements described above may require significant capital investments, significantly affect our earning power, or cause material changes in our intended activities. Environmental standards imposed by federal, state, or local governments may be changed or become more stringent in the future, which could materially and adversely affect our proposed activities. As a result of these matters, our operations could be suspended or cease entirely.

In the United States, federal legislation and regulations adopted and administered by the U.S. Environmental Protection Agency, Forest Service, Bureau of Land Management, Fish and Wildlife Service, Mine Safety and Health Administration, and other federal agencies, and legislation such as the Federal Clean Water Act, Clean Air Act, National Environmental Policy Act, Endangered Species Act, and Comprehensive Environmental Response, Compensation, and Liability Act, have a direct bearing on U.S. exploration and mining operations. These regulations will make the process for preparing and obtaining approval of a plan of operations much more time-consuming, expensive, and uncertain.  Plans of operation will be required to include detailed baseline environmental information and address how detailed reclamation performance standards will be met. In addition, all activities for which plans of operation are required will be subject to a new standard of review by the Bureau of Land Management, which must make a finding that the conditions, practices or activities do not cause substantial irreparable harm to significant scientific, cultural, or environmental resource values that cannot be effectively mitigated.

The Company is able to conduct its exploration within the provisions of the applicable environmental legislation without undue constraint on its ability to carry on efficient operations. The estimated annual cost of environmental compliance for all properties held by the Company in the exploration stage is minimal and pertains primarily to carrying out diamond drilling, trenching or stripping.  Environmental hazards may exist on the Company’s properties, which hazards are unknown to the Company at present, which have been caused by previous or existing owners or operators of the properties.

Ontario

Legislation and regulations implemented by the Ministry of Northern Development and Mines and the Ministry of Natural Resources directly affect the mining industry in the Province of Ontario where the Company holds some of its mineral claims.  The Company can carry out exploration work including drilling, trenching, heavy mineral studies, airborne geophysical surveys, extensive use of off road vehicles, establishment of a camp or other activities capable of causing ground disturbance, water quality impairments or disruption to wildlife or wildlife habitat, provided that it complies with applicable provincial and federal acts and regulations in so doing.

General Developments

The mineral exploration and development business is intensely competitive and as such the Company must maintain and enhance its high technical abilities in order to compete in raising capital and delivering exploration results.

Management

The Company is dependent upon a number of key directors, officers and employees:  David W. Adamson, President and CEO; William J. Cavalluzzo, Vice-President, Investor Relations; Glenn Kumoi, Vice-President General Counsel and Corporate Secretary, Matthew Wunder, Vice-President, Exploration, Claude Bouchard, Vice-President, Operations and Robert Lewis, CFO.  The loss of any one or more of the named directors, officers and employees could have an adverse effect on the Company.  The Company has entered into management contracts with Messrs. Adamson, Cavalluzzo, Kumoi, Wunder and Lewis.  See “Directors and Officers”.  The Company does not maintain key person insurance on any of its management.

Conflict of Interest

Certain directors of the Company are directors of, or may become associated with, other natural resource companies that acquire interests in mineral properties. Such associations may give rise to conflicts of interest from time to time. Such a conflict poses the risk that the Company may enter into a transaction on terms which place the Company in a worse position than if no conflict existed. The officers and directors of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and its shareholders and to disclose any interest which they may have in any project or opportunity of the Company, but each officer or director has the identical obligation to other companies for which such officer or director serves as an officer or director.

Limited Operating History:  Losses

The Company has no experience in mining or processing of metals. The Company has experienced, on a consolidated basis, losses of $556,329, $2,399,763 and $74,134 in the years ended December 31, 2009, 2008 and 2007, respectively.  The Company has no mineral properties in development or production and has no revenues from operations.  The Company does not anticipate it will earn any material revenue in 2010 and anticipates it will incur losses for the foreseeable future.  There can be no assurance that the Company will operate profitably in the future, if at all.  As at December 31, 2009, the Company’s deficit was $22,629,689.

Price Fluctuations:  Share Price Volatility

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many mineral exploration companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies.  In particular, the price of the Company’s common shares fluctuated from a high of $5.15 to a low of $1.13 per share during the financial year ended December 31, 2009.  There can be no assurance that fluctuations in the price of the Company’s common shares will not continue to occur.  See “Market for Securities: Trading Price and Volume”.

Shares Reserved for Future Issuance:  Dilution

As at December 31, 2009, there were 5,755,000 options outstanding at a weighted average price of $1.46 per share and no warrants outstanding.  As at March 31, 2010, there were 8,226,500 options outstanding at a weighted average price of $2.65 per share.  The exercise of these options will result in further dilution to the Company’s shareholders and pose a dilutive risk to potential investors.

Risk Associated with the Issuance of Flow-Through Shares

The Company has financed its past exploration activities and operations primarily through the issuance of equity, including flow-through shares.  Under the Income Tax Act (Canada), exploration companies are permitted to issue flow-through shares pursuant to a written agreement under which the issuer agrees to incur certain eligible Canadian exploration expenses within the time frame specified in the agreement and to flow-through or “renounce” the related tax deduction to the investor.  The proceeds from the issuance of flow-through shares must be expended on “qualifying expenditures,” which are related to mineral exploration.

In general, in such circumstances the Company agrees to incur certain qualifying expenditures and to renounce the related tax deduction to the investor within the time frame specified in the given agreement.  In the event that the Company is unable to make the renunciation or fails to expend the funds on qualifying expenditures, the investor may be subject to reassessment for any related tax deduction taken by the investor and the Company could be liable to the investor for damages in an action for breach of contract.  However, there is no right of rescission of the subscription contract that would result in a reversal of the share issuance.  The investor may be entitled to damages (based on a breach of contract claim), which may include amounts related to the increased tax liability that the shareholder experienced resulting from the failure of the Company to renounce the contracted qualifying expenditures.  In addition, the Company could be required to pay a penalty and interest to Revenue Canada for failure to make and renounce such qualifying expenditures.

Occupier Liability and Environmental Hazard Risks

On the Phoenix Gold Property, there are a number of mine structures (hoist, head frame) and mine features (unused tailings and settling ponds, rock dumps and processing plant) which were used by the previous owners to gain underground access and stockpile mill feed. The mill was never fully commissioned and only 2,500 tons of mill feed was processed.  The Company conducts on-going maintenance and general rehabilitation activities to ensure the site is safe and secure. There are no immediate and material environmental concerns or liabilities according to consulting reports from URS Corporation and AMEC Engineering. Relatively minor environmental issues exist that can readily be addressed on final closure of the site. Water quality in the receiving environment meets prevailing norms. In May of 2007, BZ Environmental Consulting was retained to perform monthly baseline water sampling. See also “Governmental Regulation” above.

Future Litigation may impact the Company

The Company may, currently or in the future, be subject to claims (including class action claims and claims from government regulatory bodies) based on allegations of negligence, breach of statutory duty, public nuisance or private nuisance or otherwise in connection with its operations or investigations relating thereto. While the Company is presently unable to quantify its potential liability under any of the above heads of damage, such liability may be material to the Company and may materially adversely affect its ability to continue operations.

MATERIAL MINERAL PROJECTS

Overview of the Red Lake Greenstone Belt

The majority of the Company’s Ontario mineral properties are located in the Red Lake gold camp which is situated in the Red Lake greenstone belt (“RLGB”), an accumulation of Archean-age metavolcanic, metasedimentary and intrusive rocks comprising a portion of the Uchi Sub-Province of the Canadian Shield.  The belt is recognized for its high-grade, highly profitable gold mines, which include the world class Campbell (Goldcorp) and Red Lake (Goldcorp) mines, together now known as the Red Lake Mine.

Gold was first discovered in the Red Lake area during the mid-1920s and by the mid-1930s several producing gold mines were in operation.  Since that time the RLGB has been intermittently explored by numerous companies and prospectors.

The RLGB records a volcanic history that spans 300 Million years (“Ma”), and is represented by seven volcano-sedimentary assemblages (Balmer, Ball, Bruce Channel, Trout Bay, Slate Bay, Huston, and Confederation). The oldest and most economically important is the 2.94 – 2.96 billion year old (“Ga”) Balmer assemblage, which consists of tholeiitic and komatiitic flows and ultramafic intrusive rocks intercalated with lesser felsic volcanic, clastic and chemical sedimentary rocks. The majority of gold occurrences and all of the greater than 1 million ounce gold deposits in the belt are hosted by Balmer assemblage rocks at or near to an angular unconformity with overlying Huston (less than 2.89 Ga and greater than 2.74 Ga) and Confederation (2.75 – 2.73 Ga) assemblage sedimentary and felsic to intermediate volcanic rocks. Polyphase deformation involved an early non-penetrative deformation (D0), which uplifted pre-Confederation and Huston age rocks, and at least two episodes of post-Confederation deformation (D1 and D2) reflected in folds and fabrics of low to moderate finite strain. Overall strain in the RLGB is low, but local high strain zones do occur, typically in areas of strong alteration with locally associated gold mineralization.

All of the major volcano-sedimentary assemblages are represented on the Company’s Red Lake properties. Much of the Property is underlain by Balmer assemblage rocks, including the DMC, East Bay, Phoenix Gold Property, Red Lake North, Slate Bay, Humlin and Adams Lake target areas.

Gold deposits of the RLGB are classified according to their stratigraphic or lithologic associations into: 1) mafic volcanic hosted deposits, 2) felsic intrusive hosted deposits, and 3) stratabound deposits. Group 1 deposits, or Campbell-Red Lake type, account for over 80% of production in the camp and are the primary target on the Property. They occur within broad Fe-carbonate alteration zones, with local scale potassium addition, silicification, and arsenic and antimony enrichment. The majority of high-grade ore zones come from quartz +/- arsenopyrite replacement of banded (barren) carbonate veins, and typically have narrow widths and short strike lengths, but are relatively continuous down plunge.  An empirical relationship exists between ultramafic rocks and gold, with the majority of gold mineralization at the Cochenour-Willans, Campbell and Red Lake mines occurring within a few hundred metres of ultramafic bodies.

Red Lake is serviced by an all-weather paved highway (Highway 105) from Kenora, and by scheduled airline or bus service from Kenora, Dryden or Winnipeg. The area has a rich mining history, with on active producing mine (the Red Lake Mine), and has all the facilities and infrastructure required to develop a new mining operation.  The Company’s properties are accessible by boat from Red Lake, or by an extensive network of logging roads. In the winter months ice roads and skidoo trails provide access.

Phoenix Gold Property

The following description of the Phoenix Gold Property is a reproduction of the “summary” section from the Technical Report dated October 8, 2009, prepared by independent consultant Robert D. Thomas, Jr, M.A., CPG and Michael W. Kociumbas, B.Sc., P.Geo. of Watts, Griffis and McOuat Limited, each of whom is a “Qualified Person” and “independent” as such terms are defined in NI 43-101, which is incorporated by reference herein.

The summary (in italics below) makes reference to a historical resource estimate.  This historical estimate was prepared prior to the implementation of NI 43-101.  The authors of the Technical Report have neither audited these estimates nor made any attempt to classify them in accordance with NI 43-101 standards or the Council of Canadian Institute of Mining, Metallurgy and Petroleum definitions.  They are presented here because Rubicon and the authors of the Technical Report consider them to be relevant and of historic significance.  These estimates should not be relied on.  References to the “Gold Corp-Premier’s GAZ Zone” refers to the Goldcorp Inc. and Premier Gold Mines Ltd. joint venture project’s GAZ Gold Zone and references to “Property” means the Phoenix Gold Property.

“The Phoenix Gold Property is located in Bateman Township in the Red Lake District of Northwestern Ontario, approximately six kilometres north of the operating Red Lake Gold Mine. It is accessible by an eight kilometre all-weather, gravel road from the town of Cochenour. Rubicon has earned a 100% interest in the Phoenix Gold Project through two separate option agreements made during 2002. The water covered areas of the Property, held as 25 “Licenses of Occupation” and one “Mining Lease”, were optioned from Dominion Goldfields Corporation (“DGC”) in January 2002. The land portions of the Property, held as 16 Patented Claims, were optioned by agreement in [June] 2002 which include mining rights and any surface rights held by DGC subsidiary company called 1519369 Ontario [Inc.]  Collectively, all of these titles are referred to as the “Phoenix Gold Project” and cover an area of approximately 746 ha. The properties are contiguous, have been previously surveyed and are currently in good standing. Rubicon has also secured additional surface rights for the property through a public auction by the Municipality of Red Lake. All titles to the Phoenix Gold Project (Licenses of Occupation, Mining Lease, Mining Patents and Surface Patents) have subsequently been transferred to Rubicon.

The Property is underlain by a north-northeast trending, westerly-dipping belt of deformed and intermixed metasediments, mafic volcanics and ultramafic rocks which define the “East Bay Trend”. The rocks are Archean in Age and part of the Balmer Sequence. A strong north northeast trending structural fabric through the area is considered part of the East Bay Deformation Zone (“EBDZ”) which extends south into the Cochenour-Willans mine area where it intersects the northwest “Mine Trend” of the Red Lake Gold Mine.

Extensive gold mineralization within the Red Lake camp has led to the total production of more than 24 million ounces of gold (as of December 31, 2007). The Red Lake Gold Mine, which now includes both the former Red Lake Mine and the Campbell Mine, has a historical production of 17 million ounces of gold. The past-producing Cochenour Mine (1.2 million ounces Au) is located at the intersection of the “Mine Trend” with the EBDZ. Mineralization is well developed in several areas along the EBDZ and includes such gold deposits as McMarmac, Chevron, Abino, McFinley and more recently, Gold Corp-Premier’s GAZ Zone.  The McKenzie Island Mine also lies adjacent to the EBDZ near Cochenour. Mineralization within these areas occurs in a variety of stratigraphic, structural and intrusive environments.

Surface exploration on the Phoenix Gold Property commenced in the 1920s and continued intermittently up to 1980. Initial underground exploration was conducted in 1956 on the McFinley Peninsula and this area was the focus of continued underground development work during the period 1982-1989 by McFinley Mines Limited. According to available records, the 1982-1989 exploration programs (by McFinley Red Lake Mines Limited) included over 61,000 m (200,000 ft) of diamond drilling, the refurbishment of a 128 m (419 ft) vertical shaft and underground development on the 150-, 275- and 400-foot levels (46, 84 and 122 m levels, respectively). Test stoping was initiated and a test milling facility capable of processing 150 tons per day was constructed. A bulk sampling operation was in progress at the time of closure of the operation in early 1989. Limited tonnage was milled. Surface stockpiles from underground mining development and test stoping remain on site. When operations ceased, the underground mine workings were allowed to flood.

The 1982-1989 exploration program (by McFinley Red Lake Mines Limited) resulted in the estimation of an “inferred mineral resource” of the McFinley Gold Deposit of 334,007 tons at a grade of 0.20 Au oz/ton as reported by Hogg in May 2002 to a vertical depth of 122 m (400 ft). This 1989 resource estimate is not NI 43-101 compliant and should not be relied on. Although a shaft and underground workings were developed on this deposit, there has been no commercial gold production. Deeper drilling encountered similar mineralization with locally significant gold grades to depths of at least 518 m (1,700 ft) below surface. Additional auriferous mineralization was encountered at the contact of, and within, the talc-chlorite schist in water-covered areas underlying the East Bay Trend in the vicinity of the workings.

Significant gold mineralization on the Phoenix Gold Property is found in the following types of veins and structures:

•	Sulphidized and quartz-veined Banded Iron Formation (“BIF”);

•	Base metal-rich, breccias and quartz veins along D 2 -aged discrete shear zones (D-Vein Type);

•
Arsenopyrite-quartz veins in C-Zone type mineralization at ultramafic contacts where D2 shears intersect the contact and develop apparent folds or shear duplex structures in areas of strong, lithologically-defined, competency contrasts;

•	Disseminated arsenopyrite and/or silica replacement zones cross-cutting stratigraphy;

•	D2 conjugate shear structures which crosscut the trend of the EBDZ;

•	Sheared biotite-altered veined arsenopyrite-rich zones near the mafic/ultramafic contact with local native gold and trace base metals (Phoenix Zone, now called Island Zone);

•	Gold-bearing veins in felsic intrusive and feldspar porphyry intrusive rocks and within ultramafic rocks of the East Bay Serpentinite (MAC3 and F2 Zone); and,

•	Significant, silicified and biotite-altered ± sulphide mineralized zones in basalt (host to the newly discovered F2 Zone).

Rubicon is continuing an aggressive exploration program. The property has been re-evaluated within the context of current knowledge of ore control models at the producing mines in Red Lake and the majority of the Company’s diamond drilling programs has targeted areas outside the confines of the historic mine site in areas considered to have high exploration potential for gold and limited historical exploration work.

Since 2002, exploration work has included geological mapping, approximately 22,000 m2 (72,000 ft2) of trenching and stripping, 60,000 m (197,000 ft) of re-logging of drill core for selected historic holes, a high resolution airborne magnetic survey, a ground magnetic survey, a seismic lake bottom topographic survey and a Titan 24 geophysical survey. Rubicon has also completed a total of 118,358 m (388,333 feet) of surface diamond drilling in 311 drillholes through an 11-phase program with the drill set-ups collared from ice, land and barge. Drilling has focused on testing property-wide targets over water, in and on the Peninsula, on the Phoenix Zone (Island Zone), the Carbonate Altered Zone (“CARZ”), North Peninsula Zone (Upper and Lower Zones), West Mine Target, KZ and Deep Footwall areas, and along the newly discovered F2 Zone.

Permitting for the dewatering and rehabilitating of the Mine began in 2008. The dewatering has now been completed to facilitate underground exploration of the F2 Zone. Rehabilitation of the head frame, hoist and remaining mine infrastructure is also completed. The focus for the remainder of 2009 will be on drilling the F2 Zone from both surface and underground, with further drilling planned from deeper levels following completion of a shaft extension and underground development. This program commenced from the 122 m (400 ft) level in May 2009 (subsequent to the date of this report). Rubicon will also continue to drill test targets by surface diamond drilling programs.

Exploration by Rubicon has steadily advanced the Phoenix Gold Project with the discovery of two significant gold deposits on the property, the “Phoenix Zone” (Island Zone) discovered in 2004, and “F2 Zone”, intersected by diamond drilling in 2008. These deposits are separate and unrelated to the McFinley Gold Deposit historical gold resource estimate. The Phoenix Zone (Island Zone) is of the classic Red Lake-style gold mineralization, currently has a strike length of 500 m (1,640 ft) and a depth extent of 200 m (656 ft) from surface. The zone is situated at the north end of McFinley Island, two kilometres north of the existing mine site, and is hosted within intensely biotized and quartz-carbonate veined basalt near a “roll”, or deflection in the ultramafic contact.

The F2 Zone is composed of high grade gold mineralization and a lower grade sulphide-rich zone, which currently has a strike length of approximately 700 m (2,300 ft) and a depth extent of 1,101 m (3,612 ft) below surface and remains open along strike and at depth. The zone appears to at least partly correlate with a large Titan 24 chargeability anomaly. The anomaly extends laterally from the F2 Zone for over 1,500 m (approximately 5,000 ft), and to depths up to 750 m (approximately 2,500 ft) – the current depth limit of the survey. As for the setting and style of this zone, it is similar in many respects to the high-grade zones present at the nearby Red Lake Gold Mine. The F2 Zone is 420 m southeast of the existing shaft and is entirely independent from the previous gold resource of the McFinley Gold Deposit.  Additional diamond drilling from both surface and underground are planned to expand the system laterally and to depth, infill drilling to determine the continuity of grade and to further the understanding of the geology, geometry and extents of this mineralized system.

Significantly more drilling is required to gain a better understanding of gold distribution, geometry and controls on mineralization within the F2 Zone and the authors conclude that the Property is one of merit. Rubicon is currently executing a combined surface and underground exploration program to systematically test the limits and expand the size of the F2 gold system over a 1,000 m strike length to a depth of 1,500 m below surface. This program will also provide additional information to better understand the distribution of the mineralization within individual zones.

The authors concur with Rubicon management’s conclusion that this is best accomplished by drilling from underground, utilizing the existing 142 m (466 ft) deep exploration shaft and workings, located only 450 m (1,476 ft) to the northwest of the F2 Zone. Executing the underground program is anticipated to provide significant cost savings related to the underground drilling vs. surface drilling, will provide better core angles through the mineralized zones to for interpretation purposes and will provide additional information required to select the location of future access drifts, bulk samples and delineation drill planning purposes.

In collaboration with Rubicon, the authors have prepared and recommend the following two phase work plan. A total budget of C$79.7 million is estimated to execute the multi-phased, multi-year exploration program commencing 2009. An initial C$25.3 million is planned under Phase 1 and an additional C$54.4 million (Phase 2) will be modified accordingly dependent on the results of Phase 1. The program consists of the following:

Phase 1

•	20,000 m of surface drilling with two to three drills to continue to test the system with large step out holes (+200 m step outs);

•	a total of 60,000 m of underground drilling broken down as follows:

o	20,000 m scheduled to be drilled from the current underground workings on the 400 ft level (122 m) with two to three drills; and

o
deepening of the existing exploration shaft by an additional 250 m to a planned depth of 350 m below surface (current depth of 122 m) and the excavation of up to 500 m of access drifts from the shaft bottom, parallel to the zone with up to four drill stations; 40,000 m to be drilled from drill stations to be excavated from the bottom of the shaft with two to four drills.

Phase 2

•	includes 40,000 m of surface drilling - 20,000 m on the F2 Zone and 20,000 m outside the F2 Zone for exploration purposes;

•	includes 80,000 m of underground drilling - 55,000 m on the F2 system (infill drilling) and 25,000 m delineation drilling; and

•
additional development will be required for the F2 Zone delineation drilling and to extract a bulk sample. This includes the 500 m of lateral development, four drill stations, sumps, and the cost of taking the bulk sample.

It is estimated that the Phase 2 program will be initiated upon successful completion of Phase 1. Phase 2 excavation is estimated to be completed in six (6) months, or approximately the end of 2010: the diamond drilling would extend into 2011. All aspects of the Phase 1 program will be carried out in parallel to minimize the time required and allow shaft deepening to take place at the same time as the surface drilling and the underground drilling from the 400 ft level. The entire Phase 1 program is anticipated to be completed near the end of March 2010.”

To date, the Company has completed approximately 90% of the Phase 1 program complete, which has returned favourable results.  As a result, the Company has initiated Phase 2 in accordance with the recommendations disclosed in the Technical Report.

Permitting Summary

During 2009 Rubicon completed the previously reported Phase 1 dewatering and shaft rehabilitation.  In addition, Rubicon submitted a Closure Plan to the Government of Ontario to allow underground exploration which was accepted for filing in February 2009.  Rubicon has now extended three compartment shafts to the 305 metre level and is advancing its underground development and drill programs pursuant to the November 12, 2009 $82 million financing.

Rubicon had already obtained the necessary permits to commence the previously reported Advanced Exploration program. The permits are summarized in the table below.

Approval	Issuing Government Agency	Relevant Legislation (provincial)
Air Certificate of Approval 9500-7NGTTC	Ministry of the Environment of Ontario (“MOE”)	Section 9, Environmental Protection Act
Industrial Sewage Certificate of Approval 4192-7JRJ3L	MOE	Section 53, Ontario Water Resources Act
Permit to Take Water 6020-7LHPX6	MOE	Section 34, Ontario Water Resources
Permit to Take Water 7714-7TZR7D	MOE	Section 34, Ontario Water Resources
Phoenix Advanced Exploration Project Closure Plan	Ministry of Northern Development and Mines of Ontario	Part VII, Mining Act
LRIA Approval RL-2009-01	Ministry of Natural Resources of Ontario	Section 17, Lakes and Rivers Improvement Act

Rubicon continues to work with the appropriate government agencies to obtain the required permits as the project advances.

Exploration Expenditures

Over the past three years, the Company has incurred approximately $16.3 million in exploration expenditures on its Phoenix property.

2009 Exploration

As of December 31, 2009, the Company has drilled a total of 71,639 metres, during the year, on the Phoenix property. The majority of this drilling, 66,033 metres was focused on the newly discovered “F2 Gold Zone” announced March 12, 2008.

Mineralization within the F2 Gold Zone occurs near a major ultramafic-mafic structural setting which is considered analogous to major deposits in the Red Lake gold district. The F2 Gold Zone is currently drilled to 1437 metres below surface and remains open at depth. The zone is located approximately 450 metres southeast of the existing exploration shaft (122 metre-deep, dewatered) which is being deepened to facilitate underground access to more effectively drill the F2 Gold Zone. Gold in the F2 Gold Zone is best developed within mafic volcanic rocks as multiple and complex quartz veins, breccias and silica replacement zones that typically contain visible gold and trace to 3% sulphides. Results to date indicate that sub-parallel, high-grade gold lenses or shoots are developed within a robust gold-bearing structure that also hosts thick, lower grade intervals. The work carried out to date suggests the overall mineralized envelope has a steep plunge to the southwest.  These interpretations are preliminary in nature and relationships between the various styles of mineralization are complex. Additional drilling is required to gain a better understanding of gold distribution, geometry and controls on mineralization within the F2 Gold Zone.

Since discovering the F2 Gold Zone in late February 2008, significant gold mineralization has now been intersected over a vertical distance of 4715 feet (1437 metres) and over an interpreted strike length of over 4265 feet (1300 metres).  The reader is referred to the Company’s news releases and its website for more information.  Drilling is on-going and complete assays are pending. Currently, exploration is being carried out by two drill rigs from the ice of East Bay. Typically, such ice based drilling is usually concluded by the end of March due to the impending spring ice ‘break-up’.

A new 43-101 technical report focused on the exploration results from the F2 Gold Zone was filed in January 2009. Following the $40 million financing in March 2009 and $82 million financing in November 2009, we will be evaluating ways to expand and increase exploration of the F2 Gold Zone which may require an updated 43-101 report to include an expanded program and budget.

Permitting and Licenses

Further exploration, and any development and mining operations of the Company will require licenses and permits from various governmental authorities. There can be no assurance that the Company will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at its projects, on reasonable terms or at all. Delays or failure to obtain such licenses and permits, or failure to comply with the terms of any such licenses and permits that the Company does obtain, could have a material adverse effect on the Company.

Rubicon is required to comply with all permits in hand which includes the obligation to continue to consult with local communities, including first nations.

Qualified Person

The 2009 exploration work in Red Lake was supervised by, and the technical information in this AIF was prepared by or under the supervision of Terry Bursey, P.Geo., the Qualified Person under the definition of NI 43-101 and an employee of the Company.

NON MATERIAL PROJECTS

Other Red Lake projects (2007 – 2009)

Over the past three years, the Company spent approximately $5.0 million in exploration on its other Red Lake properties ($3.5 million in 2008), a majority of which was funded by partners who optioned properties from the Company.  Acquisitions and project options include:

Adams Lake Property

The Adams Lake property comprises 35 unpatented mining claims (236 units) located approximately 5 kilometres east of the Red Lake mine complex. Titan 24 geophysical surveys define large structures extending to depth that are thought to be similar to structures which host gold mineralization elsewhere in this prolific gold district. The Company conducted a two-hole reconnaissance program at Adams Lake in 2008. The drilling confirmed the presence of prospective Balmer rocks and validated the Titan 24 survey in the area below iron formation located close to the Balmer formation contact.  The Company believes these results confirm the presence of prospective units in a major fold closure at Adams Lake. Due to the focus on the Phoenix Gold Project, drilling at Adams Lake was curtailed to allow maximum resources to be directed to the F2 Gold Zone discovery.

East Bay Property

The East Bay Property comprises 43 unpatented mining claims (123 units) that occupies four-kilometres of strike length of the East Bay Trend, immediately adjacent to, and on strike with, the GAZ zone (an inferred resource of 1.4 million tonnes grading 8.0 g/t gold controlled by Goldcorp/Premier Gold Source: Premier Gold News Releases). The East Bay claims are underlain by the East Bay ultramafic body, an important unit associated with gold elsewhere along the trend, including at the Phoenix Gold Project.  East Bay is considered strategic and a priority target.  Exploration plans for East Bay in 2008 were postponed to allow maximum resources to be directed to the F2 Gold Zone discovery.  Subsequent to the 2009 fall $82 million financing, a Titan 24 survey was planned and is on-going on the East Bay property.

DMC Property

The DMC property comprises 130 contiguous unpatented mining claims (263 units) located 7.5 kilometres northwest of the Red Lake mine complex and covers over 17 kilometres strike length of the northeast-trending RLGB.  The property was subject to an option agreement with Agnico-Eagle Mines Ltd.  at the beginning of 2008, but was returned 100% to the Company during February of 2008. The property is considered strategic to the Company and a Titan 24 geophysical survey covering the core of the DMC property was completed in April 2009. This survey technique has the potential to provide targeting information from surface to up to one kilometre below surface. At the Company’s Phoenix Gold Project, similar Titan 24 surveys have been able to identify the F2 Gold Zone mineralized sequence. Rubicon views Titans 24 geological survey as a potentially useful tool to identify new targets beyond the Phoenix Gold Project itself. The results Titan 24 survey was evaluated in the fall of 2009 and used as a targeting tool for a 2010 planned 10,000 metre winter drill program currently on going on the DMC property. Additional Titan 24 surveys were completed subsequent to the close of the $82 million financing that was completed in the fall of 2009.

Humlin Property

The Humlin Property comprises 31 unpatented mining claims (294 units) located in Fairlie Township. The property was subject to a 55% Option Agreement from April 2006 through to November 2008 to Solitaire Minerals Corporation (“Solitaire”). During 2007 Solitaire funded a three hole drill program and in 2008 a soil sampling survey on claims immediately adjacent to Goldcorp’s North Madsen property and northwest of Claude Resources’ Madsen property. Solitaire did not meet the required $400,000 option terms in 2008 and subsequently terminated its Option Agreement.   No work was conducted on the property in 2009.

Slate Bay Property

The Company has a 100% interest in 30 unpatented mining claims (153 units) located in McDonough, Dome and Graves Townships.  Approximately $500,000 in exploration work has been completed on the property since 2001.Slate Bay, located in the core of Red Lake, is a large property with extensive gold-bearing highly prospective Balmer stratigraphy, which includes key mafic-ultramafic contacts in proximity to a regional scale angular unconformity.  The setting is analogous to that at the producing mines in the camp.  Subsequent to the  $82 million financing that closed in the fall of 2009, a Titan 24 survey was completed on the  property.

Wolf Bay Property

The Wolf Bay Property comprises 23 unpatented mining claims located in the Todd and Hammell Lake Townships of west Red Lake.  The property is currently inactive.

Advance Property

The Advance Property comprises 13 patented mining claims (approximately 39 ha) in the Todd Township of west Red Lake.  The property is southwest of and contiguous to the Newman Todd Property currently being drilled by Redstar Gold Corporation.  The property is inactive but remains a prospective target.

Partnered Projects

McCuaig JV Property

The McCuaig Property comprises three unpatented mining claims (10 claim units) seven kilometres northwest of the Red Lake mine complex and is a Joint Venture between Rubicon (60%) and Golden Tag Resources (40%). The property is strategically located in the heart of the Red Lake gold camp and is underlain in part by the Balmer stratigraphy of the RLGB. The geological setting is considered to be analogous to the Bruce Channel mineralization previously being explored on the adjacent Gold Eagle Mines property (now controlled by Goldcorp Inc.) and to the setting of the major gold deposits of the camp hence is well located for future exploration. Notwithstanding the foregoing, the Company’s focus at the Phoenix Gold Project meant that no work was carried out in 2008 and 2009.  Subsequent to the  $82 million financing that closed in the fall of 2009, a Titan 24 survey was planned and is on-going on the McCuaig Property in conjunction with surveys completed over the adjacent DMC Property.

Red Lake North Property

The Company has optioned a 55% interest in its 48 unpatented mining claims (337 units) that comprise the Red Lake North Project located in Bateman, Black Bear, Coli Lake and McDonough Townships to Solitaire Minerals Corporation (“Solitaire”).  Solitaire is required to spend $751,000 by May 1, 2011 (as amended in 2009) in order to maintain its option in good standing at which time, if all payments are made Solitaire will have earned a 60% interest in the project. The main focus of exploration on the property is in the area referred to as the Sidace Area claims.

Sidace area claims

This area of the Red Lake North Property is situated adjacent to the Main Discovery Zone (MDZ) located on the  Goldcorp/Planet Exploration Inc. property (see Planet Exploration’s news releases). The style of mineralization reported on the adjacent property is consistent with locally thick gold zones developed within folded quartz-sericite schist which are reported to exhibit an increase in both gold grade and thickness with depth.  In early 2008 a drill hole was completed to a depth of 2,269 metres to test the down-dip extension of the MDZ. Assays returned from a 50.4 metre section of sericite-bearing schist indicate a thick section of elevated gold (0.74 g/t over 36.1 metres) including 3.42 g/t gold over 4.6 metres and individual assays up to 7.7 g/t gold over 1.0 metre. This stratigraphy is interpreted to be the equivalent of the stratigraphy host to the MDZ on adjacent claims. Partner Solitaire has elected not to drill a recommended follow-up deep drill hole at Sidace but it has met its expenditure commitment to May 2009.

Westend Property

During 2008, the Company optioned a 60% interest in 23 unpatented mining claims (87 units) known as the Westend Project located in Ball Township to Halo Resources Ltd. (“Halo”).  Under terms of the Letter Agreement dated July 10, 2008, Halo must incur $1 million in expenditures on the property over four years including $75,000 firm in Year 1 (completed), make a an initial cash payment of $20,000 (completed) and issue to the Company 50,000 shares of Halo (completed) to earn a 60% interest in the property.  Halo is required to complete $225,000 of exploration expenditures before July 31, 2010 to maintain the option ..

English Royalty Division

The English Royalty Division refers to Rubicon’s active program of acquiring mineral properties for the purpose of optioning out to other mining exploration companies.  As such, it provides the Company with an ongoing revenue stream of cash and shares and a residual royalty position in all the properties acquired.

During the year ended December 31, 2009, the Company spent $111,144 on acquisition and maintenance costs and recovered $360,214 in cash and shares.

For further information please refer to the financial statements for the year ended December 31, 2009 of the Company incorporated by reference.

US Projects

Alaska

During 2007, the Company announced the closing of the McEwen Transaction which included the acquisition of a 512,960 acre land package in Alaska, southeast of Fairbanks (see “General Development of the Business - Three Year History”). The lands surround the Pogo Gold Deposit, owned by Sumitomo Minerals (60%) and Teck Cominco (40%). Approximately 2/3 of the package is 100% owned by Rubicon (New Horizon Claims) and the other 1/3 consists of lands subject to an option agreement with Rimfire Minerals Corporation that allows the Company to earn up to a 75% interest (see website www.rubiconminerals.com for property map). The exploration targets are high- grade gold deposits of the Pogo type. The Pogo deposit has a distinctive geochemical expression (gold, bismuth, arsenic) and was discovered as a result of drill-testing stream silt anomalies and a multi element soil anomaly.

Rimfire Option

Under the terms of the Rimfire option agreement, Rubicon must complete expenditures totalling US$4.8 million in exploration over six years to earn a 60% interest in five properties. Upon vesting, Rubicon may obtain a further 10% interest in the properties by completing a feasibility study, and at Rimfire's election, may obtain an additional 5% (for a total of 75%) by providing a project financing loan to be repaid from Rimfire’s free cash flow upon production.

Total exploration expenditures on the Rimfire claims to the end of 2009, amounted to Cdn $3.3 million, which satisfies the option requirements to that date.

The Alaska claims are at an early stage of exploration and accordingly, work has focused on mapping and prospecting of this large area to identify and prioritize targets for follow-up. The program also included a minor diamond drilling program testing priority areas. Prospecting of the ER claims, under option from Rimfire, led to the discovery of intermittently exposed sub-cropping surface mineralization hosted by quartz rich breccias and elevated gold mineralization, however subsequent drilling failed to return significant gold values. Rimfire Minerals Corporation has been renamed Kiska Metals Corporation.

Total exploration expenditures in Alaska since acquisition in 2007 amounted to Cdn $5.5 million.  All commitments for Alaska exploration under the McEwen transaction were met in 2008.  No exploration work was carried out on the property during 2009.  Due to the F2 Gold Zone discovery, the Company has elected to reduce its 2009-2010 exploration in Alaska but it continues to view its holdings as prospective for high grade gold discoveries in the area.

Nevada

During 2007, Rubicon acquired a 225,000 acre land package in Elko County, Northeastern Nevada pursuant to the McEwen Transaction (see “General Development of the Business - Three Year History”).  Exploration of this property is in the preliminary stage.  Lexam Explorations Inc., a McEwen controlled company, from whom the property was acquired, had previously carried out approximate US$1 million worth of exploration.  Rubicon has met the requirement under the McEwen acquisition and financing agreements of spending US$500,000 exploring the property before mid May 2008.

This area of Nevada is starting to be subject to more exploration following recent discoveries by others in the region. During 2008, Rubicon carried out an extensive airborne magnetic and radiometric survey designed to aid in the development of target areas. This was supplemented by field mapping, prospecting and the completion of a regional stream sampling program and ASTER image analysis to aid in target selection. Reconnaissance field mapping and a stream sediment sampling program was carried out in 2009. Additional field follow-up mapping is planned for the 2010 field season.

Due to the F2 Gold Zone discovery, the Company has elected to reduce its 2009-2010 exploration in Nevada but it continues to view its holdings as prospective for bulk mineable gold discoveries in the area.

DIVIDEND RECORD AND POLICY

The Company has not paid any dividends since incorporation and it has no present intention of paying dividends on its common shares as it anticipates that all available funds will be invested to finance the growth of its business.  The directors of the Company will determine if and when dividends should be declared and paid in the future based on the Company’s financial position at the relevant time.  All of the common shares are entitled to an equal share of any dividends declared and paid.  There are no restrictions on the Company’s or its subsidiaries’ ability to pay dividends.

OTHER SHARE ISSUANCES

During the fiscal year ended December 31, 2009, the Company issued a total of 43,975,000 common shares, pursuant to financings.

During 2009, the Company issued 10,682,843 common shares from the exercise of warrants and 2,408,300 common shares from the exercise of options.

During the fiscal year ended December 31, 2009, the Company did not issue any common shares for mineral properties, pursuant to the terms of property and joint venture agreements or otherwise.

DESCRIPTION OF CAPITAL STRUCTURE

General Description of Capital Structure

The Company is authorized to issue an unlimited number of common shares without par value of which 213,218,014 common shares were issued as at December 31, 2009.  The holders of common shares are entitled to receive notice of and attend all meetings of shareholders with each common share held entitling the holder to one vote on any resolution to be passed at such shareholder meetings.  The holders of common shares are entitled to dividends if, as and when declared by the board of directors of the Company.  The common shares are entitled upon liquidation, dissolution or winding up of the Company to receive the remaining assets of the Company available for distribution to shareholders.

As at March 31, 2010, the Company had the following common shares, stock options and warrants outstanding:

Common shares issued and outstanding	213,350,514
Stock options	8,226,500
Warrants	Nil
Fully diluted share capital	221,577,014

* Each Stock Option and each Warrant entitles the holder to acquire one common share of the Company.

CONSTRAINTS

There are no constraints imposed on the ownership of securities of the Company to ensure a certain level of Canadian ownership of the Company.

RATINGS

No ratings have been requested from any rating organizations in respect of any of the Company’s securities.

MARKET FOR SECURITIES

Trading Price and Volume

The Common Shares are listed and posted for trading on the TSX and NYSE Amex. The table below sets forth, for the periods indicated over the 12 months prior to the date of this AIF, the price range and volumes traded or quoted on the TSX (as reported by TSX MarketData) and the NYSE Amex (as reported by Bloomberg):

High and Low Prices and Volume on a monthly basis
Period	TSX			NYSE AMEX
	High	Low	Volume	High (Closing) U.S.$	Low (Closing) U.S.$	Volume
December, 2009	$5.15	$4.21	29,998,058	$5.04	$3.96	15,801,600
November, 2009	$4.77	$4.30	18,191,254	$4.57	$3.97	19,520,500
October, 2009	$4.94	$4.03	16,417,383	$4.80	$3.70	20,014,800
September 2009	$4.75	$3.21	22,372,415	$4.35	$2.95	34,587,527
August 2009	$3.44	$2.67	10,660,333	$3.10	$2.47	14,115,945
July 2009	$3.50	$2.80	15,882,999	$3.06	$2.52	13,027,477
June 2009	$3.79	$2.55	25,391,083	$3.23	$2.40	19,066,073
May 2009	$2.69	$1.77	16,321,171	$2.45	$1.55	12,469,532
April 2009	$2.14	$1.76	8,768,862	$1.69	$1.45	7,174,755
March 2009	$1.99	$1.57	7,816,227	$1.60	$1.27	7,546,535
February 2009	$1.92	$1.53	11,219,992	$1.48	$1.24	9,694,554
January 2009	$1.62	$1.13	3,828,148	$1.31	$0.95	4,845,934

ESCROWED SECURITIES

There are no securities of the Company currently held in escrow or subject to a pooling agreement or other contractual restriction on transfer.

DIRECTORS AND OFFICERS

Name, Occupation and Security Holding

The name, province and country of residence, position with the Company and principal occupation of each of the directors and executive officers of the Company as at the date of this AIF are as follows:

Name, Position, Province and Country of Residence	Principal Occupation for Past Five Years(1)	Director and/or Officer Since
David W. Adamson, B.Sc. (Hons.), M.Sc., Ph.D., President, CEO & Director British Columbia, Canada
Exploration Geologist; President, CEO and Director of the Company for over the past five years
Other Current Directorships
Director of Constantine Metal Resources Ltd. (TSX-V) and Paragon Minerals Corporation (TSX-V
Director since March 1996
David R. Reid, B.A., LL.B., Director British Columbia, Canada	Lawyer; Partner of Davis LLP, Barristers & Solicitors, from March 2002 to present Other Current Directorships Director of Far West Mining Ltd. (TSX) and Ross River Minerals Inc. (TSX-V)	Director since April 2001
Philip S. Martin, B.Sc. (Hons) Director Ontario, Canada
Principal, P.S. Martin & Associates (Financial Consultants), for over the past five years
Other Current Directorships
Director of Bear Lake Gold Ltd. (TSX-V), Advanced Primary Minerals Corporation (TSX-V) and Starfield Resources Inc. (TSX)
Director since July 2003
John R. Brodie, fca Director British Columbia, Canada
Fellow of the Institute of Chartered Accountants (FCA); President of John R. Brodie Capital Inc. (private management services company), from October 2003 to present
Other Directorships
Director of Far West Mining Ltd. (TSX), Ag Growth International Inc. (TSX), Pacific Safety Products Ltd. (TSX-V), Western Coal Corp. (TSX) and Silver Standard Resources Inc. (TSX)
Director since January 2005
Bruce Thomas, Q.C. Director Ontario, Canada	Lawyer; Founding partner of Thomas Gold Pettingill LLP from July 2008 to present Partner at Cassels Brock LLP from September 1980 to June 2008	Director since July 2009
Christopher J. Bradbrook Director Ontario, Canada
Vice-President Strategic Development of Avion Resources Corp. (TSX-V) from February 2009 to present; Executive VP, Strategic Development of Forbes & Manhattan, Inc. (Private Merchant Bank) from January 2009 to present; President & CEO of New Gold Inc. (TSX; AMEX) October 2004 to January 2008
Other Current  Directorships
Crocodile Gold Corp (TSX)
Director since December 2005
William Cavalluzzo Vice-President, Investor Relations Ontario, Canada	Vice-President, Investor Relations of the Company, for over the past five years Current Directorships Sierra Minerals Inc. (TSX)	Officer since December 2001
Glenn Y. Kumoi, BA, LL.B Vice-President, General Counsel and Corporate Secretary British Columbia, Canada
Vice President, General Counsel and Corporate Secretary of the Company from December 2009 to present
During the past 5 years, Mr. Kumoi’s principal occupation was Chief Legal Officer, VP Human Resources and Corporate Secretary for Ballard Power Systems, associate counsel for Davis LLP, and previously as an executive at MDSI Mobile Data Solutions Inc.
Officer since December 2009
Matthew Wunder, B.Sc, P.Geo Vice-President, Exploration British Columbia, Canada
Professional geologist (P.Geo.)Vice-President, Exploration of the Company from 2007 to present
From 2004 to 2007, Mr. Wunder’s principal occupation was Senior Consultant at Golder Associates Ltd. to June 2007; VP Exploration at Mexoro Minerals, August 2006 to December 2006; and Senior Geologist at Aur Resources from April 2004 to August 2006
Officer since June 2007
Claude Bouchard, B.Sc Vice-President, Operations Ontario, Canada
Mining Engineer; Vice-President, Operations of the Company from April 2009 to present; Manager of Engineering (previously, General Manager of Project Development and Manager of the Levack Mine and Footwall Deposit) of FNX Mining Company Inc. in Sudbury, Ontario prior to April 2009
Officer since April 2009
Robert G. Lewis, LL.B., CGA CFO British Columbia, Canada
Certified General Accountant; CFO of the Company, from September 2005 to present; CFO and Secretary of Paragon Minerals Corporation, from July 2006 to May 31, 2008; Controller, International KRL Resources Corp./Logan Resources Ltd., from May 2004 to September 2005
Officer since September 2005

Note:

(1)
The information as to province and country of residence and present principal occupation or employment is not within the knowledge of the management of the Company and has been furnished by the respective nominees.

Directors of the Company are elected to hold office for one year until the next Annual Meeting of shareholders of the Company is held.

The committees of the Board of Directors of the Company consist of the Audit Committee, the Compensation Committee, the Corporate Governance Committee and the Nominating Committee.  Members of the Audit Committee are John R. Brodie, FCA, (Chair), Philip S. Martin and Christopher J. Bradbrook.  Members of the Compensation Committee are Christopher J. Bradbrook (Chair), Philip S. Martin and Bruce Thomas, the Corporate Governance Committee are Philip S. Martin (Chair), David R. Reid and Bruce Thomas, and the Nominating Committee are Bruce Thomas (Chair), Philip S. Martin and John R. Brodie.

The directors and the executive officers of the Company as a group beneficially owned, or controlled or directed, directly or indirectly, 2,785,887 shares of the Company, representing 1.31% of the outstanding common shares of the Company, as at December 31, 2009 (the number of common shares beneficially owned, or controlled or directed, directly or indirectly, by the directors and the executive officers of the Company is not within the knowledge of the management of the Company and has been furnished to the Company by such directors and executive officers).  None of the directors and executive officers of the Company own any voting securities of any subsidiary of the Company.

CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

Orders

To the Company’s knowledge, except as otherwise noted herein, none of the Company’s directors or executive officers is, as at the date of the AIF, or was within the 10 years before the date of the AIF, a director, chief executive officer or chief financial officer of any company (including the Company and any personal holding companies), that:

(a)
was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days and issued while the director or executive officer was acting in the capacity as a director, chief executive officer or chief financial officer; or

(b)
was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days and that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

William Cavalluzzo has been a director of Sierra Minerals Inc. (“Sierra”) since 2003. On April 17, 2007, the Ontario Securities Commission (“OSC”) issued a cease trade order (“CTO”) for failing to file annual financial statements and Management’s Discussion & Analysis and the Annual Information Form, all in respect of the year ended December 31, 2006, which prohibited William Cavalluzzo, among other directors, officers and insiders of Sierra, from trading in and acquiring securities of Sierra until two business days following all required filings under Ontario securities legislation were made. The CTO issued by the OSC was subsequently allowed to lapse on June 28, 2007 after the filing defaults were remedied.

On May 4, 2009, the British Columbia Securities Commission (the "BCSC") issued a CTO against Ross River Minerals Inc. ("Ross River"), a public company of which David R. Reid is a director, for failure to file financial statements and the associated Management's Discussion & Analysis and certifications for the year ended December 31, 2008.  On August 11, 2009, the Alberta Securities Commission (“ASC”) also issued a cease trade order against Ross River for failure to file financial statements and the associated Management’s Discussion & Analysis and certifications for the year ended December 31, 2008, and the period ended March 31, 2009.  Each of the CTOs issued against Ross River were revoked on October 30, 2009.

Bankruptcies

To the Company’s knowledge, except as otherwise noted herein, none of the Company’s directors, executive officers, or shareholders holding a sufficient number of securities of the Company to affect materially the control of the Company:

(a)
is, as at the date of the AIF, or has been within the 10 years before the date of the AIF, a director or executive officer of any company (including the Company and any personal holding companies) that, while that person was acting in a that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)
has, within the 10 years before the date of the AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

John R. Brodie was appointed to the board of directors of Cross Lake Minerals Ltd. (“Cross Lake”) on October 24, 2008 to assist with restructuring the affairs of Cross Lake. Previously, on October 14, 2008 Cross Lake filed for creditor protection under the Companies’ Creditors Arrangement Act (Canada). This action provided Cross Lake with time to develop a reorganization plan with its creditors. Pricewaterhouse Coopers was appointed as Monitor of Cross Lake’s business affairs to assist the Company in developing the reorganization plan. On the successful completion of the restructuring, Mr. Brodie resigned from the board.

Penalties and Sanctions

To the Company’s knowledge, except as otherwise noted herein, none of the Company’s directors, executive officers or shareholders holding a sufficient number of shares to affect materially the control of the Company or any of their personal holding companies, has been subject to:

(a)
any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely to be considered important to a reasonable investor making an investment decision.

Conflicts of Interest

The Company’s directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation.  In the event that such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms.  From time to time, several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program.  It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment.  In accordance with the laws of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.  In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

The directors and officers of the Company are aware of the existence of laws governing the accountability of directors and officers for corporate opportunity and requiring disclosures by the directors of conflicts of interest and the Company will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors and officers.  All such conflicts must be disclosed by such directors or officers in accordance with the laws of British Columbia and the Company expects they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.  The directors and officers of the Company are not aware of any such conflicts of interests or potential conflicts of interests other than the relationship that David R. Reid has as a director of the Company and legal advisor to the Company.

PROMOTERS

There is no person or company that has been, within the three most recently completed financial years or during the current financial year, a “promoter” of the Company or a subsidiary of the Company, as such term is defined in the British Columbia Securities Act.

AUDIT COMMITTEE

Audit Committee Charter

The following is the text of the Audit Committee’s Charter of the Company:

“A.           Purpose

The Audit Committee (the “Committee”) is a committee of the board of directors (the “Board”) of the Company the primary function of which is to assist the Board in its oversight of the nature and scope of the annual audit, management’s reporting on internal accounting standards and practices, financial information and accounting systems and procedures and financial reporting and statements and to recommend, for approval of the Board, or to approve, the audited financial statements, interim financial statements and any other releases containing financial information.

The primary objectives of the Committee are as follows:

1.           To assist directors meet their responsibilities (especially for accountability) in respect of the preparation and disclosure of the financial statements of the Company and related matters.

2.           To oversee the work of the external auditors.

3.           To provide better communication between directors and external auditors.

4.           To enhance the external auditors’ independence.

5.           To increase the credibility and objectivity of financial reports.

6.           To strengthen the role of the outside directors by facilitating in depth discussions between directors on the Committee, management and the external auditors.

B.           Responsibility of Management and External Auditors

The Committee’s role is one of oversight.  Management is responsible for preparing the Company’s financial statements and other financial information and for the fair presentation of the information set forth in the financial statements in accordance with generally accepted accounting principles (“GAAP”).  Management is also responsible for establishing internal controls and procedures and for maintaining the appropriate accounting and financial reporting principles and policies designed to assure compliance with accounting standards and all applicable laws and regulations.

The external auditors’ responsibility is to audit the Company’s financial statements and provide their opinion, based on their audit conducted in accordance with generally accepted auditing standards, that the financial statements present fairly, in all material respects, the financial position, results of operations and cash flows of the Company in accordance with GAAP.

C.           Membership and Organization

1.           Composition - The Committee shall be comprised of not less than three independent members of the Board.

2.           Independence - None of the members of the Committee shall be members of management of the Company, and all of them shall be “unrelated directors” (as such term is used in the Report of the Toronto Stock Exchange on Corporate Governance in Canada) and “independent” (as such term is used in Multilateral Instrument 52-110 - Audit Committees (“NI 52-110”).

3.           Appointment and Removal of Committee Members - Each member of the Committee shall be appointed by the Board on an annual basis and shall serve at the pleasure of the Board or until the earlier of:  (a) the close of the next annual meeting of the shareholders of the Company at which the member’s term of office expires; (b) the death of the member; or (c) the resignation, disqualification or removal of the member from the Committee or from the Board.  The Board may fill the vacancy in the membership of the Committee.

4.           Financial Literacy - All of the members of the Committee shall be “financially literate” within the meaning used in NI 52-110 or a member who is not financially literate must become so within a reasonable period of time following his or her appointment.

5.           Chair - At the time of the annual appointment of the members of the Committee, the Board shall appoint a Chair of the Audit Committee.  The Chair shall be a member of the Committee, preside over all Committee meetings, coordinate the Committee’s compliance with this Charter, work with management to develop the Committee’s annual work plan and provide reports of the Committee to the Board.  The Chair may vote on any matter requiring a vote.  In the case of an equality of votes, the Chair shall be entitled to a second or casting vote.  The Chair shall report to the Board, as required by applicable law or as deemed necessary by the Committee or as requested by the Board, on matters arising at Committee meetings and, where applicable, shall present the Committee's recommendation to the Board for its approval.

D.           Functions and Responsibilities

The Committee shall have the functions and responsibilities set out below as well as any other functions that are specifically delegated to the Committee by the Board.  In addition to these functions and responsibilities, the Committee shall perform the duties required of an audit committee by the British Columbia Business Corporations Act, by any requirements of stock exchanges on which the securities of the Company are listed, and all other applicable laws.

1.           Oversee External Auditors - The Committee shall oversee the work of the external auditors, including reviewing any significant disagreements between management and the external auditors in connection with the preparation of financial statements.

2.           Internal Controls - The Committee shall monitor the system of internal control.  The Committee shall require management to implement and maintain appropriate systems of internal control in accordance with applicable laws, regulations and guidance, including internal control over financial reporting and disclosure and to review, evaluate and approve these procedures. At least annually, the Committee shall consider and review with management and the external auditors:

(a)           the effectiveness of, or weaknesses or deficiencies in: the design or operation of the Company's internal controls (including computerized information system controls and security); the overall control environment for managing business risks; and accounting, financial and disclosure controls (including, without limitation, controls over financial reporting), non financial controls, and legal and regulatory controls and the impact of any identified weaknesses in internal controls on management's conclusions.

(b)           any significant changes in internal control over financial reporting that are disclosed, or considered for disclosure, including those in the Company's periodic regulatory filings;

(c)           any material issues raised by any inquiry or investigation by the Company's regulators;

(d)           any related significant issues and recommendations of the external auditors together with management's responses thereto, including the timetable for implementation of recommendations to correct weaknesses in internal controls over financial reporting and disclosure controls.

3.           Review Financial Statements - The Committee shall review the annual and interim financial statements of the Company and related management’s discussion and analysis (“MD&A”) prior to their approval.  The process should include but not be limited to:

(a)           reviewing changes in accounting principles and policies, or in their application, which may have a material impact on the current or future years’ financial statements;

(b)           reviewing significant accruals, reserves or other estimates;

(c)           reviewing any “related party” transactions, with related party having the meaning ascribed to it by Canadian securities regulations;

(d)           reviewing accounting treatment of unusual or non-recurring transactions;

(e)           ascertaining compliance with covenants under loan agreements;

(f)           reviewing disclosure requirements for commitments and contingencies;

(g)           reviewing unresolved differences between management and the external auditors;

(h)           obtain explanations of significant variances with comparative reporting periods;

(i)           reviewing any legal matters which could significantly impact the financial statements as reported on by the general counsel and meet with outside counsel whenever deemed appropriate; and

(j)           reviewing audit response letters from the Company’s legal counsel made under the Joint Policy Statement of the Canadian Bar Association and the Canadian Institute of Chartered Accountants.

4.           Public Disclosure - The Committee shall review the financial statements, MD&A, annual information forms (“AIF”), management information circulars and any prospectuses as well as all public disclosure containing audited or unaudited financial information (including, without limitation, any press releases disclosing earnings or financial results) before release and prior to Board approval.

5.           Interim Financial Statements - The Committee shall review the interim financial statements and disclosures, and obtain explanations from management as required.  After completing its review of the interim financial statements, if advisable, the Committee shall, if so authorized by the Board, approve the interim financial statements and the related MD&A, or if not so authorized by the Board, then approve and recommend them for approval by the Board.

6.           Hiring Policies - The Committee shall review and approve the Company’s hiring policies regarding the hiring of partners, employers and former partners and employees of the present and former external auditors of the Company.  The Committee shall review candidates for the position of Chief Financial Officer of the Company and make recommendations to the Board with respect to the appointment of a Chief Financial Officer.

7.           Appointment of External Auditors - With respect to the appointment of external auditors by the Board, the Committee shall:

(a)           recommend to the Board the appointment of the external auditors;

(b)           recommend to the Board the terms of engagement of the external auditor, including the compensation of the auditors and a confirmation that the external auditors shall communicate directly to the Committee;

(c)           on an annual basis, review and discuss with the external auditors all significant relationships such auditors have with the Company to determine the auditors’ independence;

(d)           review the performance of the external auditors;

(e)           when there is to be a change in auditors, review the issues related to the change and the information to be included in the required notice to securities regulators of such change;  and

(f)           review and approve in advance any non-audit services to be provided to the Company or its subsidiaries by the external auditors and consider the impact on the independence of such auditors, including reviewing the range of services provided in the context of all consulting services bought by the Company.  The Committee may delegate to one or more members the authority to approve non–audit services, provided that the member report to the Committee at the next scheduled meeting such pre–approval and the member comply with such other procedures as may be established by the Committee from time to time.

8.           Evaluation and Rotation of Lead Partner - At least annually, the Committee shall review the qualifications and performance of the lead partners of the external auditors. The Committee shall obtain a report from the external auditors annually verifying that the lead partner of the external auditors has served in that capacity for no more than five fiscal years of the Company and that the engagement team collectively possesses the experience and competence to perform an appropriate audit.

9.           Review with External Auditors - Review with external auditors (and internal auditor if one is appointed by the Company) their assessment of the internal controls of the Company, their written reports containing recommendations for improvement, and management’s response and follow-up to any identified weaknesses. The Committee shall also review annually with the external auditors their plan for their audit and, upon completion of the audit, their reports upon the financial statements of the Company and its subsidiaries.

10.           Risk Policies and Procedures - The Committee shall review risk management policies and procedures of the Company (e.g. hedging, litigation and insurance), regarding current areas of great financial risk and whether management is managing these effectively.

11.           Treatment of Complaints/Submissions - The Committee shall review and approve the establishment by management of procedures for the receipt, retention and treatment of complaints received by the Company from employees or others, regarding accounting, internal accounting controls, or auditing matters.

12.           Investigations - The Committee shall have the authority to investigate any financial activity of the Company. All employees of the Company are to cooperate as requested by the Committee.

13.           Retain Experts - The Committee may retain independent counsel, persons having special expertise and/or obtain independent professional advice to assist in filling their responsibilities at the expense of the Company without any further approval of the Board.  The Committee has the authority to set, and have the Company, pay the compensation for any such persons engaged by the Committee.

14.           Advising Board - The Committee shall ensure that the Board is aware of matters which may significantly impact the financial condition or affairs of the business.

15.           Updates to Charter - The Committee shall review and recommend to the Board any updates to the Audit Committee Charter.  All changes to the Audit Committee Charter shall be approved by the Board.

E.           Adoption of the Audit Committee Charter and Amendments

This Charter was adopted and approved by the Board of Directors of the Company on March 8, 2005.

Composition of the Audit Committee

The Company’s Audit Committee is comprised of three directors, John R. Brodie, FCA (Chair), Christopher J. Bradbrook and Philip S. Martin, each of whom is “independent” under NI 52-110 and NYSE AMEX Rule 121(b).  All of the Audit Committee members are “financially literate”, as such term is defined in NI 52-110.

Relevant Education and Experience

Each audit committee member possesses education or experience that is relevant to the performance of their responsibilities as audit committee members of the Company.  John R. Brodie is a Fellow of the Institute of Chartered Accountants and was a Partner of KPMG, Chartered Accountants, between August 1975 and August 2003.  Mr. Brodie also serves on the audit committees of Far West Mining Ltd. (TSX), Silver Standard Resources Inc. (TSX), Ag Growth Income Fund (TSX), Pacific Safety Products Ltd. (TSX-V), Cross Lake Minerals Ltd. (TSX) and Western Canadian Coal Corp. (TSX).  Philip Martin is a Director of the Company and has a B.Sc. (Hons) degree in Mining Engineering from the Royal School of Mines, Professional Engineer designation in Ontario and an MBA from Cranfield University, UK.  Mr. Martin is based in Toronto and has over 30 years experience in the mining industry including mining engineer (1969-1979), corporate finance positions with Toronto Dominion Bank (1979-1986) and research analyst (1986-1994). Mr. Martin currently provides consulting services to the corporate and financial sectors.  Mr. Martin was Director and Managing Partner of Gordon Capital Corporation (1995-1998) and Director/Vice President of First Associates Investments Inc. (2000-2002).

Reliance on Certain Exemptions

Since the commencement of the Company’s most recently completed financial year, the Company has not relied on the exemptions contained in sections 2.4, 3.2, 3.4, 3.5 or Part 8 of NI 52-110.  Section 2.4 provides an exemption from the requirement that the audit committee must pre-approve all non-audit services to be provided by the external auditors to the Company or its subsidiary entities, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the external auditors in the fiscal year in which the non-audit services were provided, where the Company or its subsidiary entity did not recognize the services as non-audit services at the time of the engagement, and where the services were promptly brought to the attention of the audit committee and approved, prior to the completion of the audit, by the audit committee.  Sections 3.2 and 3.4 provide exemptions to the requirement that every audit committee member be independent, where the company has filed a prospectus in respect of its initial public offering or where the audit committee member ceases to be independent for reasons outside the member’s reasonable control, respectively.  Section 3.5 provides an exemption from the requirements that all audit committee members be independent and financially literate, where a death, disability or resignation of a member resulted in a vacancy on the audit committee that the board of directors was required to fill.  Part 8 permits a Company to apply to a securities regulatory authority for an exemption from the requirements of NI 52-110, in whole or in part.

Reliance on the Exemption in Subsection 3.3(2) or Section 3.6

Since the commencement of the Company’s most recently completed financial year, the Company has not relied on the exemptions contained in sections 3.3(2) or 3.6 of NI 52-110.  Section 3.3(2) provides an exemption from the requirement that every audit committee member be independent, where the member would be independent of the company but for the member being an affiliated entity of the company or any of its subsidiaries or the member being a subsidiary entity or parent entity of the company.  Section 3.6 provides an exemption from the requirement that every audit committee member be independent of the company, where (i) such member is not considered independent because such member accepts, directly or indirectly, any consulting, advisory or other compensatory fee from the company or any of its subsidiaries or because such member is an affiliate of the company or any of the company’s subsidiary entities; (ii) such member is not an employee or officer of the company or an immediate family member of such employee or officer; (iii) the board of directors of the company has determined that the audit committee member is able to exercise impartial judgment necessary for the member to fulfill his or her responsibilities as an audit committee member and the appointment of the member is in the best interests of the company and its shareholders; (iv) the member does not act as the chair of the audit committee; and (v) the member does not rely upon this exemption for a period of more than two years.

Reliance on Section 3.8

Since the commencement of the Company’s most recently completed financial year, the Company has not relied on the exemption permitted by section 3.8 of NI 52-110.  Section 3.8 provides an exemption from the financial literacy requirements of audit committee members, where the member becomes financially literate within a reasonable period of time following his or her appointment and the board of directors of the company has determined that the reliance on this exemption will not materially adversely affect the ability of the audit committee to act independently and to satisfy the other requirements of NI 52-110.

Audit Committee Oversight

Since the commencement of the Company’s most recently completed financial year, the Company’s Board of Directors has adopted the recommendations of the audit committee to nominate and compensate the external auditor.

Pre-Approval Policies and Procedures

The audit committee must review and approve in advance any engagement of the external auditors for any non-audit services to the Company, taking into account the potential impact on the independence of the auditors.  The committee may delegate to one or more members the authority to approve non-audit services, provided that the member reports to the Committee at the next scheduled meeting such pre-approval.

External Auditor Service Fees (By Category)

In the following table, “audit fees” are fees billed by the Company’s external auditors for services provided in auditing the Company’s annual financial statements for the subject year.  “Audit-related fees” are fees not included in audit fees that are billed by the auditors for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements.  “Tax fees” are fees billed by the auditors for professional services rendered for tax compliance, tax advice and tax planning.  “All other fees” are fees billed by the auditors for products and services not included in the foregoing categories.

The fees paid by the Company to its auditors in each of the last two fiscal years, by category, are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
December 31, 2009	Not Billed as of March 31, 2009	$23,900	$ Nil	Nil
December 31, 2008	$62,500	Nil	$4,500	Nil

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Legal Proceedings

The Company is not aware of any current or contemplated legal proceedings to which it is a party or of which any of its property is the subject.

Regulatory Actions

The Company is not aware of:

(a)	any penalties or sanctions imposed against the Company by a court relating to securities legislation or by a securities regulatory authority during the financial year ended December 31, 2009;

(b)	any other penalties or sanctions imposed by a court or regulatory body against the Company that would likely be considered important to a reasonable investor in making an investment decision; or

(c)	any settlement agreements the Company has entered into with a court relating to securities legislation or with the securities regulatory authority during the financial year ended December 31, 2009.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as set forth below or elsewhere in this AIF or in the 2009 Circular, none of the following persons has any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or is reasonably expected to materially affect the Company:

(a)	a director or executive officer of the Company;

(b)
a person or company that is the direct or indirect beneficial owner of, or who exercises control or direction over, more than 10 percent of any class or series of the Company’s outstanding voting securities; and

(c)	an associate or affiliate of any of the persons or companies referred to in paragraphs (a) or (b).

TRANSFER AGENTS AND REGISTRARS

Our transfer agent and registrar is Computershare Investor Services Inc., located at 510 Burrard Street, 2nd Floor, Vancouver, British Columbia V6C 3B9 and 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1.  Registration facilities are maintained by Computershare Investor Services Inc. at its offices in Vancouver.

MATERIAL CONTRACTS

Particulars of every contract that is material to Rubicon, other than a contract entered into in the ordinary course of business that is not required to be disclosed under the CSA’s National Instrument 51-102 – Continuous Disclosure Obligations, and that was entered into within the most recently competed financial year, or before the most recently competed financial year but is still in effect, are listed below.

On March 5, 2009, the Company entered into an agreement with GMP Securities L.P. and a syndicate of underwriters including Macquarie Capital Markets Canada Ltd., TD Securities Inc., Research Capital Corporation, BMO Capital Markets, Genuity Capital Markets, Thomas Weisel Partners Canada Inc. and Dundee Securities Corp. whereby such underwriters agreed to purchase, on an underwritten bought deal basis, 25,000,000 common shares of the Company at a price of $1.60 per common share for proceeds of $40,000,000.

On October 27, 2009, the Company entered into an agreement with a syndicate of underwriters, co-led by GMP Securities L.P. and TD Securities Inc. and including Research Capital Corporation, Macquarie Capital Markets Canada Ltd., BMO Nesbitt Burns Inc., Dundee Securities Corporation, Sandfire Securities Inc., Thomas Weisel Partners Canada Inc., which have agreed to purchase, on a bought deal basis, 16,500,000 common shares of the Company at a price of $4.55 per common share, for aggregate gross proceeds of $75,075,000. The Underwriters were also granted the option, exercisable in whole or in part at any time up to 30 days after the closing of the offering, to purchase up to an additional 2,475,000 shares at $4.55 per common share.

NAMES AND INTERESTS OF EXPERTS

The following persons, firms and companies are named as having prepared or certified a statement, report or valuation described or included in a filing, or referred to in a filing, made under National Instrument 51-102 Continuous Disclosure Obligations by the Company during, or relating to, the Company’s most recently completed financial year and whose profession or business gives authority to the statement, report or valuation made by the person, firm or company.

Robert D. Thomas, Jr., a certified professional geologist with the American Institute of Professional Geologist, was the principal author of the Technical Report.  Michael W. Kociumbas, a member of the Association of Professional Geoscientists of Ontario and a senior geologist and Vice-President of Watts, Griffis and McOuat Limited, was jointly responsible for several sections of the Technical Report with the co-author Robert D. Thomas.  The Technical Report summarizes all exploration work completed on the Phoenix Gold Property from January 2006 to April 2009.  This Technical Report is an update to the previous NI 43-101 Technical Report prepared by Robert D. Thomas, Jr dated January 9, 2009.

Terry Bursey, B.Sc. (Hons.), P.Geo., prepared and supervised the preparation of the technical information on the Company’s Red Lake properties in the AIF and is an employee of the Company.

To the best of the Company’s knowledge, none of Robert D. Thomas, Jr, Michael W. Kociumbas or Watts, Griffis and McOuat Limited, held any registered or beneficial interest, direct or indirect in any securities or other property of Rubicon or one of its associates or affiliates when the above-noted Technical Report was prepared and no securities or other property of Rubicon or one of its associates or affiliates were subsequently received or are to be received by such experts.  Terry Bursey directly or indirectly holds registered or beneficial interests in 70,200 common shares of the Company (representing less than 1% of the issued and outstanding common shares as at the date of this AIF) and stock options to acquire 360,000 common shares of the Company.

De Visser Gray LLP, independent chartered accountants, are the auditors of the Company and have performed the audit in respect of the Annual Financial Statements.  De Visser Gray LLP are independent of the Company in accordance with the rules of professional conduct of the Institute of Chartered Accountants of British Columbia.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com including the following:

Additional information, including particulars of directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, where applicable, is contained in the 2009 Circular prepared in respect of its most recent annual meeting.

Additional financial information is provided in the Annual Financial Statements and the Company’s management discussion & analysis for the year ended December 31, 2009.

For copies of this Annual Information Form and documents incorporated by reference herein please contact:

Rubicon Minerals Corporation

Suite 1540 - 800 West Pender Street

Vancouver, BC

V6C 2V6
"Robert G. Lewis"

Robert G. Lewis, CFO
Telephone: (604) 623-3333
Facsimile: (604) 623-3355